UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated July 17, 2018	1
2.	Consolidated Annual Accounts for the First Half of 2018	16

2

Free translation from the original in
Spanish. In the event of discrepancy, the
Spanish language version will prevail.

First Half 2018 Results

Grifols increases net profits by 15%
to EUR 319 million, with sustained operational revenue growth of 7%

•            Revenues grow to EUR 2,120 million, a 7.1% cc(1) increase driven by growth in all divisions and global markets

•            Bioscience Division sales grow by 6.6%(2) cc to EUR 1,690 million, with a significant upturn in sales of the main plasma proteins

•            Grifols reinforces its corporate strategy to increase and diversify its plasma supply and consolidates its leadership position with 225 centers, 190 in the U.S. and 35 in Europe following the acquisition of Haema

•            Diagnostic Division sales reach EUR 339 million (2.2%(2) cc) and new approvals broaden its portfolio of transfusion medicine and specialty diagnostic solutions

•            Hospital Division sales expand by 20.7%(2) cc to EUR 59 million, spurred by sales of physiological saline solution in the U.S. and growth of Pharmatech

•            Bio Supplies reaches EUR 40 million in sales, a 40.9%(2) cc increase

•            EBITDA reaches EUR 614 million and EBITDA margin remains stable at 29.0%

•            Financial results and lower taxes in the U.S. contribute to a 15% increase in net profit to EUR 319 million

•            Grifols allocates EUR 265 million to dividends in 2017, a 21.5% year-on-year increase, after paying EUR 142 million for the final dividend in June 2018

Barcelona, July 27, 2018.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) reported EUR 2,120.1 million in revenues for the first half of 2018, a 7.1% increase at constant currency (cc) and a 3.3% decrease when taking into account exchange rate fluctuations, particularly the euro-dollar. The company consolidated its growth in all divisions and regions where it operates.

Demand for the main plasma proteins remains strong, as evidenced by higher sales of immunoglobulin, albumin and alpha-1 antitrypsin. The Bioscience Division reported sales of EUR 1,689.9 million, a 6.6%(2) cc increase and 4.0% decline taking exchange rate variations into account.

(1)  Constant currency (cc) excludes exchange rate variations.

(2)  Comparable revenues considering inter-segment sales.

1

The Diagnostic Division’s revenues reached EUR 339.4 million, a 2.2%(2) increase and 7.0% decline due to foreign currency exchange fluctuations. Sales of the division’s NAT technology donor-screening solutions (Procleix® NAT Solutions) and blood typing business lines were the main engines of growth.

The Hospital Division reached EUR 58.7 million in revenues, an increase of 20.7%(2) cc and 16.1% when factoring in the exchange rate. This upward trend was driven primarily by higher U.S. sales of Grifols’ IV solutions, manufactured in the group’s Murcia (Spain) plant, and the international expansion of the division’s Pharmatech line, comprised by hospital pharmacy systems and equipment.

The Bio Supplies Division recorded revenues of EUR 40.1 million for the first six months of 2018, an uptick of 40.9%(2) cc and 25.1% taking into account exchange rate variations.

EBITDA totaled EUR 614.2 million and the EBITDA margin remains stable at 29.0%. The group continues to note the impact of higher plasma costs associated with its strategic long-term investment plan to increase and diversify its plasma supply. In alignment with this plan, Grifols aims to satisfy the projected growing demand for plasma proteins and remain on its path of sustainable growth.

Grifols’ investment efforts have reinforced its leadership position in plasma donation centers. The company currently owns 225 centers: 190 in the U.S. and 35 in Europe following the acquisition of the German firm Haema. In addition, the execution of a call option for the remaining 51% of Interstate Blood Bank Inc. (IBBI), exercisable in 2019, will expand the group’s network by 26 centers.

Net R+D+i investments totaled EUR 141.3 million, including both in-house and external projects. This figure represents a 9.3% increase compared to the same period last year.

As part of its integrated R+D+i strategy, Grifols continuously assesses the suitability of its diverse projects. To this end, the company decided to divest in TiGenix and tender its shares in a takeover bid by Takeda, resulting in a cash influx of EUR 70.1 million and gain of EUR 32.0 million. The transaction improved the financial result by 30.1% to EUR -103.2 million, compared to EUR -147.6 million for the same period in 2017.

The effective tax rate remains at 20% following the U.S. tax reform approved in December 2017.

Net profit increased by 14.8% during the first half of 2018 to EUR 319.0 million, which represents 15.0% of total revenues.

At the end of June 2018, Grifols’ net financial debt totaled EUR 5,560.3 million, including EUR 668.5 million in cash and taking into account, among other transactions, the EUR 220.0 million acquisition of 100% of Haema’s capital and EUR 142.1 million payout for the final 2017 dividend, approved in the General Ordinary Shareholders Meeting.

Total dividend allocations in 2017, including the final dividend paid in June 2018 (EUR 0.20 gross per share) and the interim dividend paid in December 2017 (EUR 0.18 gross per share), amounted to EUR 265.1 million. This record figure denotes a 21.5% increase compared to the previous year and confirms Grifols’ commitment to generating and delivering shareholder value.

2

The net financial debt-to-EBITDA ratio was 4.43x (4.34x cc). Standard & Poor’s (S&P) improved Grifols’ credit scores by raising the rating on its senior secured debt to BB+. The corporate rating remains at BB and its outlook is “stable”.

As of June 30, 2018, undrawn lines of credit totaled EUR 400 million and Grifols’ liquidity position was roughly EUR 1,100 million.

Grifols’ cash flow generation remains high and provides the necessary solvency to meet growth investments. Unlevered operating cash flow reached EUR 348.1 million in the first half of 2018, bearing in mind higher inventory levels stemming from greater sales volume and new plasma centers.

Key Financial Metrics for the First Half of 2018:

In millions of euros except % and EPS	1H 2018	1H 2017	% Var
NET REVENUE (NR)	2,120.1	2,192.4	(3.3)%
GROSS MARGIN	47.5%	50.3%
EBITDA	614.2	644.4	(4.7)%
% NR	29.0%	29.4%
ADJUSTED EBITDA(1)	614.2	663.9	(7.5)%
% NR	29.0%	30.3%
EBIT	506.2	537.8	(5.9)%
% NR	23.9%	24.5%
REPORTED GROUP PROFIT	319.0	277.9	14.8%
% NR	15.0%	12.7%
ADJUSTED(2) GROUP PROFIT	355.9	330.2	7.8%
% NR	16.8%	15.1%
CAPEX	102.1	135.3	(24.5)%
R&D NET INVESTMENT	141.3	129.3	9.3%
EARNINGS PER SHARE (EPS) REPORTED	0.47	0.41	14.8%

	June 2018	December 2017	% Var
TOTAL ASSETS	11,433.6	10,920.3	4.7%
TOTAL EQUITY	3,971.2	3,634.0	9.3%
CASH & CASH EQUIVALENTS	668.5	886.5	(24.6%)
LEVERAGE RATIO	4,43./(4.34 cc)(3)	3.96/(4.34 cc)(3)

(1) Excludes non-recurring items and associated with recent acquisitions

(2) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(3) Constant currency (cc) excludes the impact of exchange rate movements

3

PERFORMANCE BY DIVISION

Grifols drives “One Grifols” strategy among its main divisions

Bioscience Division: 6.6% solid operating growth and strategic investments to meet rising market demand

Demand in the hemoderivatives sector is solid and maintains its upward trend. Grifols further consolidated the Bioscience Division’s sales growth and continues to make inroads to increase and diversify its access to plasma.

The division recorded a 6.6%(2) cc increase in revenue growth to EUR 1,689.9 million over the first half of the year. Higher sales volumes of the main plasma proteins (immunoglobulin, albumin and alpha-1 antitrypsin) and the favorable price impact in some markets offset the decline in factor VIII sales.

The euro-dollar exchange rate exerted a negative effect on the division’s overall performance, resulting in a 4% decline compared to the same period last year.

Sales of immunoglobulin were the primary drivers of growth during this period. Demand for this plasma protein continues to grow, especially in the U.S. and European Union countries.

Grifols is the global leader in immunoglobulin sales. It boasts a solid position in the treatment of primary immunodeficiencies (PIDD) and leads the neurology area to treat diseases such as chronic inflammatory demyelinating polyneuropathy (CIDP).

Sales of alpha-1 antitrypsin grew significantly in the U.S. and European countries as a result of higher rates of diagnosis.

Grifols maintains its leadership position in alpha-1 antitrypsin sales and expanded its product portfolio. The new liquid alpha-1 formulation (Prolastin®-C Liquid) was approved by the U.S. Food and Drug Administration (FDA) and is scheduled for launch in the second half of 2018. This new formulation, along with the new FDA-approved genetic diagnostic test developed by the Diagnostic Division, will contribute to improving the diagnosis and treatment of alpha-1 antitrypsin deficiency.

Albumin sales notably increased, especially in China, the U.S. and European countries.

Plasma-derived Factor VIII sales followed the same trend as the first quarter of 2018. Demand has dropped significantly as a result of declining use to treat patients with inhibitors in immune tolerance induction (ITI) therapy.

Despite this downturn, the company continues to advocate plasma-derived factor VIII as the best treatment option to eradicate inhibitors, which affect an estimated 35% of hemophilia A patients(3). On the other hand, Grifols continues to reinforce its position to treat previously untreated patients (PUPs) with severe hemophilia A, especially in the United States.

(3)  Source: Oldengurg J, et al. Haematologica 2015; 100(2):149-156

4

Grifols remains committed to expanding its line of specialty proteins, which allow the company to build a differential product portfolio for patients, as well as optimize production capacity and raw materials costs.

In the hyperimmunoglobulins segment, Grifols expanded its product portfolio with the development of two new formulations: intramuscular immunoglobulin (GamaSTAN®) to treat patients exposed with the hepatitis A virus and measles, scheduled to launch in the second half of the year; and anti-rabies immunoglobulin (HyperRAB®), introduced last May in the U.S. to treat patients for rabies exposure. Both earned FDA approval in the first half of 2018.

Diagnostic Division: continuous innovation leads to a broader product portfolio, with 5 new FDA-approved products

Diagnostic Division revenues reached EUR 339.4 million, representing a 2.2%(2) cc increase and a 7.0% decline taking into account exchange rate variations.

Transfusion medicine continues to be the main driver of growth. Sales of NAT technology for plasma and blood donation screening (Procleix® NAT Solutions) remained robust.

The company continues its efforts to enhance its product portfolio with the development of new reagents. In the second quarter of the year, the FDA approved two new Procleix® Panther diagnostic tests, one that simultaneously detects two types of the human immunodeficiency virus (HIV-1 and HIV-2) and hepatitis B and C, and another that detects the West Nile virus. The market launch is scheduled for the second half of 2018.

Sales of the division’s blood typing line rose significantly, especially analyzers (Wadiana®, Erytra® and Erytra Eflexys®) and reagents (DG-Gel® cards). A solid sales strategy in the U.S. and Europe fueled this strong performance. A year following its launch in Europe, Middle East and Africa more than 100 units of Erytra Eflexys® have been sold in the region of which 60% are conversions from competitors.

The company began marketing its new line of conventional antisera in the U.S., used to determine blood types and carry out manual pre-transfusion blood compatibility tests, after earning FDA approval in the second quarter of 2018. This FDA approval marks an important milestone since it allows the division to expand and complement its blood-typing product portfolio.

In addition to the positive strides in transfusion medicine, Grifols fortified its position in specialty diagnostics after earning new approvals that widen its product portfolio. In the first half of 2018, the FDA approved two new diagnostic tests to detect autoimmune diseases. These diagnostics utilize the HELIOS system developed by Aesku and distributed by Grifols.

Moreover, in May 2018, Grifols’ Immunohematology Center in San Marcos, Texas (U.S.) enhanced its catalogue of transfusion tests with a blood compatibility test used for certain cases for multiple myeloma patients.

5

Hospital Division: global expansion boosts growth by more than 20% cc

The Hospital Division increased its revenues by 20.7%(2) cc (16.1%) to EUR 58.7 million. The division reported higher sales in all of its business lines, most notably IV solutions following the distribution of Grifols’ physiological saline solution in the U.S., as well as their usage in Grifols’ network of plasma donation centers to restore circulatory volume. This will increase the vertical integration of the process and its quality and regular supply. Grifols’ IV solutions are manufactured in the Murcia (Spain) plant.

Sales of the Pharmatech line, comprised by hospital pharmacy solutions and reinforced with the acquisition of MedKeeper, grew considerably in the U.S. and in certain Latin American markets. Regulatory changes in hospital pharmacy and compounding operations in the U.S. represent a significant market opportunity for Grifols, a recognized supplier of integrated solutions that enhance the efficiency and control of hospital pharmacy services.

Bio Supplies Division

This division focuses mainly on sales of biological products for non-therapeutic uses and overseeing manufacturing agreements with Kedrion, which led to an increase in sales to EUR 40.1 million compared to EUR 32.1 million reported in the same period in 2017.

Revenues by division and region:

		% of Net		% of Net
In thousands of euros	1H 2018	Revenues	1H 2017**	Revenues	% Var	% Var cc*
BIOSCIENCE	1,689,875	79.7%	1,759,852	80.3%	(4.0)%	6.6%
DIAGNOSTIC	339,432	16.0%	365,014	16.6%	(7.0)%	2.2%
HOSPITAL	58,734	2.8%	50,610	2.3%	16.1%	20.7%
BIO SUPPLIES	40,124	1.9%	32,073	1.5%	25.1%	40.9%
OTHERS	11,578	0.5%	1,606	0.1%	620.9%	701.8%
INTERSEGMENTOS	(19,625)	(0.9)%	(16,708)	(0.8)%	17.5%	31.1%
TOTAL	2,120,118	100.0%	2,192,447	100.0%	(3.3)%	7.1%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

		% of Net		% of Net
In thousands of euros	1H 2018	Revenues	1H 2017	Revenues	% Var	% Var cc*
US + CANADA	1,412,542	66.6%	1,494,131	68.2%	(5.5)%	7.0%
EU	369,207	17.4%	338,288	15.4%	9.1%	9.5%
ROW	338,369	16.0%	360,028	16.4%	(6.0)%	5.1%
TOTAL	2,120,118	100.0%	2,192,447	100.0%	(3.3)%	7.1%

* Constant currency (cc) excludes the impact of exchange rate movements

6

SECOND QUARTER 2018

Operating growth in Grifols’ main divisions and geographic regions

Grifols’ revenues reached EUR 1,097.1 million in the second quarter of 2018, a 6.7%(2) cc increase and 3.0% decline taking into account exchange rate variations. Sales grew in the main divisions and all regions where the company operates. Sales in the principal European Union markets (+8.0% cc and +7.7%), as well as in the U.S. and Canada (+7.3% cc and -4.3%) were especially strong.

The Bioscience Division led overall sales, with a 7.4%(2) cc increase in revenues to EUR 882.3 million. Of note was the continued solid demand for immunoglobulin and alpha-1 antitrypsin in the U.S. and European countries, and higher sales of albumin in China, the U.S. and European countries.

Revenue growth of the Diagnostic Division moderated in the second quarter of 2018, reaching EUR 174.5 million. The division’s sales were led by growth in NAT technology systems and blood typing solutions.

The Hospital Division grew by 23.0%(2) cc (17.6%) to EUR 31.4 million, proof of its solid internationalization strategy and clear focus on the U.S. market.

Revenues by division and region:

		% of Net		% of Net
In thousands of euros	2Q 2018	Revenues	2Q 2017**	Revenues	% Var	% Var cc*
BIOSCIENCE	882,334	80.4%	906,213	80.1%	(2.6)%	7.4%
DIAGNOSTIC	174,501	15.9%	189,880	16.8%	(8.1)%	0.5%
HOSPITAL	31,419	2.9%	26,709	2.4%	17.6%	23.0%
BIO SUPPLIES	13,968	1.3%	17,671	1.6%	(21.0)%	(12.1)%
OTHERS	7,133	0.7%	1,573	0.1%	353.5%	400.5%
INTERSEGMENTS	(12,249)	(1.2)%	(11,279)	(1.0)%	8.6%	20.7%
TOTAL	1,097,106	100.0%	1,130,767	100.0%	(3.0)%	6.7%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

		% of Net		% of Net
In thousands of euros	2Q 2018	Revenues	2Q 2017	Revenues	% Var	% Var cc*
US + CANADA	732,929	66.8%	765,561	67.7%	(4.3)%	7.3%
EU	190,103	17.3%	176,541	15.6%	7.7%	8.0%
ROW	174,074	15.9%	188,665	16.7%	(7.7)%	3.1%
TOTAL	1,097,106	100.0%	1,130,767	100.0%	(3.0)%	6.7%

* Constant currency (cc) excludes the impact of exchange rate movements

7

INVESTMENT ACTIVITIES: ACQUISITIONS, CAPEX AND R+D+i

Haema acquisition

In alignment with Grifols’ corporate strategy to expand and diversify its access to plasma, the company announced the acquisition of 100% share capital of Haema, the leading independent network of donation centers in Germany and largest transfusion service in the country. After fulfilling the conditions set for the transaction, Grifols acquired the firm for EUR 220 million.

The transaction includes the Haema business; 35 donation centers in nine states and three more under construction; a 24,000-square-meter building in Leipzig (Germany), home to the company’s headquarters; and a main laboratory in Berlin (Germany). Haema collected approximately 800,000 liters of plasma in 2017.

Agreement with Boya Bio-Pharmaceutical

Grifols has entered into an agreement with Boya Bio-Pharmaceutical, a leading Chinese producer of plasma-derived medicines, to build and manage plasma donation centers in China.

The project investment totals EUR 50 million and Grifols will control 50% of the political and economic rights.

The plasma donation centers will be built and managed in adherence to the guidelines established by the China’s National Health and Family Planning Commission, the FDA and the, European Medicines Agency (EMA), among others. Grifols will bring its experience and know-how to ensure that the construction and management of the centers meet the same high standards of quality as the rest of its global network.

In accordance with current Chinese legislation, the plasma collected in these centers will be supplied to Boya Bio-Pharmaceutical, although Grifols reserves the right to access up to 50% of the total volume when the applicable legislation allows.

Capital investments (CAPEX)

Grifols invested EUR 102.1 million over the first six months of the year as part of its on-going efforts to enhance and expand the production facilities of its four divisions. Capital investments progress as outlined in the 2016-2020 Capital Investment Plan, endowed with EUR 1,200 million to guarantee the company’s long-term sustainable growth.

More than EUR 140 million in R+D+i investments in the first half

The company allocated EUR 141.3 million for R+D+i activities in the first half of 2018, taking into account net internal and external investments. This figure represents a 9.3% increase compared to the same period last year.

In terms of clinical trials, Grifols continues to research the potential benefits of albumin in the treatment of cirrhosis. Also of note is the completion of the AMBAR (Alzheimer Management By Albumin Replacement) phase IIb/III clinical trial for the treatment of Alzheimer’s disease. The company plans to publish AMBAR’s results in the fourth quarter of 2018.

8

CORPORATE RESPONSIBILITY

Talent: greater job creation, training and professional development

The Grifols’ team grew to 18,664 employees over the first half of the year, a 2% increase compared to the same period in 2017. For administrative purposes, these figures do not include the approx. 1,100 Haema employees who now form part of Grifols following the acquisition agreement. The most significant growth was in Spain, where Grifols’ expanded its workforce by 4.2% to 3,798 people. The talent pool grew in North America grew by 1.4% to 13,861 employees and by 2.6% in ROW (rest of the world) to 1,005 employees.

The average seniority of Grifols’ personnel is 5.9 years and the average age is 37.8; more than 58% of employees are younger than 40. In terms of gender, women make up 58% of the workforce, while men comprise 42%.

Grifols continues its efforts to attract and retain talent. Occupational health and safety, and continuous training and development were the main areas of focus for the first half of 2018. Training and development initiatives centered on technical training programs, onboarding initiatives for new employees, performance reviews and leadership development.

Safety initiatives included a behavior-based management program that aims to interweave safety issues organization-wide, as the company works toward standardizing safety and health programs throughout the group.

Environmental management

Environmental management is one of the main pillars of the group’s corporate responsibility actions.

Grifols continues to make significant progress on its 2017-2019 Environmental Plan, whose principal objectives include reducing the consumption of electricity, natural gas and water, in addition to improving waste management and recovery.

In the first half of 2018, external audits based on the ISO 14001 standard were carried out in the Diagnostic Division’s facilities in Emeryville, California (U.S.) with satisfactory results. More than 75% of Grifols’ production plants are ISO-14001-certified. In addition, the plants in Spain and the United States have adopted the new 2015 version of this international environmental management standard.

Worth highlighting are two recent environmental accolades awarded to Grifols’ manufacturing complex in Clayton, North Carolina (U.S.). These facilities earned the highest distinction possible in the Environmental Stewardship Initiative, which promotes the development and implementation of innovative solutions that reduce the impact on the environment beyond mere legal compliance. The Clayton complex’s office building also became the first in Johnston County to receive the Leadership in Energy and Environmental Design (LEED) in the Silver category for its socially responsible design.

9

Transparency: Grifols voluntarily discloses transfers of value to health professionals and healthcare organizations

In 2015, Grifols voluntarily adopted the Code of Conduct on Industry Interactions with Healthcare Professionals and Healthcare Organizations of the European Federation of Pharmaceutical Industries and Associations (EFPIA) in alignment with its commitment to transparency. For the third consecutive year, the company disclosed all payments and other transfers of value to health professionals and health sector organizations in 33 European countries, including Spain.

In Europe, Grifols’ transfer of value totaled EUR 11.7 million in 2017, compared to EUR 11.8 million in 2016. The group’s R+D+i activities in Spain accounted for 60% of total transfers of value in Europe.

Although EFPIA applies to medicines, Grifols voluntarily expanded its scope to include transfers unrelated to medications and those made by its three main divisions. Grifols applies this policy of transparency in the United States as stipulated by the regulatory body (Centers for Medicaid and Medicare Services, or CMS).

Committed to patients: more than 25 million international units of clotting factors donated to the World Federation of Hemophilia (WFH)

Grifols has collaborated with the World Federation of Hemophilia (WFH) for more than a decade, supporting its efforts to improve access to treatment for bleeding disorders around the world.

The donation forms part of Grifols’ 2014 commitment to donate at least 200M IU of factor VIII to the WFH Humanitarian Aid Program over a span of eight years. To date, this initiative has improved access to care and treatment for patients with bleeding disorders in 47 developing countries.

Investor and Analyst annual meeting

The company hosted its annual investor and analyst meeting in Barcelona in June 2018. Grifols executives summarized results of the different divisions and outlined the group’s capex plans, primary research projects and financial performance.

Grifols included in the FTSE4Good index

Grifols was selected for inclusion in the FTSE4Good sustainability index, specifically, the FTSE4Good Global, FTSE4Good Europe and FTSE4Good Ibex indices.

The sustainability indices or ESG indices rate companies on their environmental, social and corporate governance (ESG) performance, in addition to their financial indicators.

10

REGARDING FINANCIAL INFORMATION: The financial information corresponding to the first half of 2018 included in this document forms part of the information provided by the company.

REGARDING NON-FINANCIAL INFORMATION: The 2017 Corporate Responsibility Report offers an overview of the most relevant economic, environmental and social impacts in Grifols’ value chain and their influence on stakeholder decisions in accordance with Global Reporting Initiative (GRI) information requirements and recommendations. Published in May 2018, the report is available on Grifols’ corporate website: www.grifols.com.

Investors’ contact:

Investor Relations Department

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com

Duomo Comunicación - Grifols Press Office

Phone number: +34 91 311 92 89 - +34 91 311 92 90

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions -Bioscience, Diagnostic and Hospital- develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of 225 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain and has 18,300 employees in 30 countries.

In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS).

For more information, visit www.grifols.com

11

PROFIT AND LOSS ACCOUNT

In thousands of euros	1H 2018	1H 2017	% Var
NET REVENUE (NR)	2,120,118	2,192,447	(3.3)%
COST OF SALES	(1,113,858)	(1,089,246)	2.3%
GROSS MARGIN	1,006,260	1,103,201	(8.8)%
% NR	47.5%	50.3%
R&D	(112,247)	(121,575)	(7.7)%
SG&A	(387,771)	(443,789)	(12.6)%
OPERATING EXPENSES	(500,018)	(565,364)	(11.6)%
OPERATING RESULT (EBIT)	506,242	537,837	(5.9)%
% NR	23.9%	24.5%
FINANCIAL RESULT	(103,188)	(147,583)	(30.1)%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(5,729)	(10,295)	(44.4)%
PROFIT BEFORE TAX	397,325	379,959	4.6%
% NR	18.7%	17.3%
INCOME TAX EXPENSE	(79,442)	(102,589)	(22.6)%
% OF PRE-TAX INCOME	20.0%	27.0%
CONSOLIDATED PROFIT FOR THE YEAR	317,883	277,370	14.6%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,096)	(491)	123.2%
GROUP PROFIT FOR THE PERIOD	318,979	277,861	14.8%
% NR	15.0%	12.7%

GROUP PROFIT RECONCILIATION

In millions of euros	1H 2018	1H 2017	% Var
REPORTED GROUP PROFIT	319.0	277.9	14.8%
% NR	15.0%	12.7%
Amortization of deferred financial expenses	27.1	33.5	(19.1)%
Amortization of intangible assets acquired in business combinations	19.0	18.7	1.7%
Non-recurring items and associated with recent acquisitions	—	19.5
Tax impacts of amortization adjustments	(9.2)	(19.4)	(52.5)%
ADJUSTED(1) GROUP NET PROFIT	355.9	330.2	7.8%
% NR	16.8%	15.1%

(1) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

12

CASH FLOW

In thousands of euros	1H 2018	1H 2017

REPORTED GROUP PROFIT	318,979	277,861

DEPRECIATION AND AMORTIZATION	107,958	106,549
NET PROVISIONS	(24,464)	(279)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	9,310	38,774
CHANGES IN INVENTORIES	(139,046)	(64,217)
CHANGES IN TRADE RECEIVABLES	(19,391)	59,135
CHANGES IN TRADE PAYABLES	(4,161)	(39,260)
CHANGE IN OPERATING WORKING CAPITAL	(162,598)	(44,342)

NET CASH FLOW FROM OPERATING ACTIVITIES	249,185	378,563

BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(255,406)	(1,813,163)
CAPEX	(102,080)	(135,269)
R&D/OTHER INTANGIBLE ASSETS	(28,754)	(10,887)
OTHER CASH INFLOW / (OUTFLOW)	56,790	20,467
NET CASH FLOW FROM INVESTING ACTIVITIES	(329,450)	(1,938,852)

FREE CASH FLOW	(80,265)	(1,560,289)

ISSUE / (REPAYMENT) OF DEBT	(19,790)	1,723,945
DIVIDENDS (PAID) / RECEIVED	(140,168)	(95,274)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,110)	(151,374)

NET CASH FLOW FROM FINANCING ACTIVITIES	(161,068)	1,477,297

TOTAL CASH FLOW	(241,333)	(82,992)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	886,521	895,009
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	23,311	(61,799)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	668,499	750,218

13

BALANCE SHEET

ASSETS

	June	December
In thousands of euros	2018	2017
NON-CURRENT ASSETS	8,486,246	7,974,948

GOODWILL AND OTHER INTANGIBLE ASSETS	6,335,669	5,859,840
PROPERTY PLANT & EQUIPMENT	1,819,289	1,760,053
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	225,781	219,009
NON-CURRENT FINANCIAL ASSETS	38,448	69,889
OTHER NON-CURRENT ASSETS	67,059	66,157

CURRENT ASSETS	2,947,373	2,945,316

INVENTORIES	1,806,765	1,629,293
TRADE AND OTHER RECEIVABLES	415,744	386,410
OTHER CURRENT FINANCIAL ASSETS	21,059	10,738
OTHER CURRENT ASSETS	35,306	32,354
CASH AND CASH EQUIVALENTS	668,499	886,521
TOTAL ASSETS	11,433,619	10,920,264

EQUITY AND LIABILITIES

	June	December
In thousands of euros	2018	2017
EQUITY	3,971,244	3,633,965

CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,452,375	2,027,648
TREASURY STOCK	(55,441)	(62,422)
INTERIM DIVIDENDS	0	(122,986)
CURRENT YEAR EARNINGS	318,979	662,700
OTHER COMPREHENSIVE INCOME	221,155	93,807
NON-CONTROLLING INTERESTS	3,844	4,886

NON-CURRENT LIABILITIES	6,446,685	6,308,312

NON-CURRENT FINANCIAL LIABILITIES	6,023,747	5,901,815
OTHER NON-CURRENT LIABILITIES	422,938	406,497

CURRENT LIABILITIES	1,015,690	977,987

CURRENT FINANCIAL LIABILITIES	205,095	155,070
OTHER CURRENT LIABILITIES	810,595	822,917
TOTAL EQUITY AND LIABILITIES	11,433,619	10,920,264

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary

14

measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

15

Grifols, S.A.

and

Subsidiaries

Condensed Consolidated Interim Financial Statements

30 June 2018

Interim Consolidated Directors’ Report

30 June 2018

(With Limited Review Report thereon)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores, S.L.
Torre Realia
Plaça d’Europa, 41-43
08908 L’Hospitalet de Llobregat
(Barcelona)

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

Limited Review on the Condensed Consolidated Interim Financial Statements

To the shareholders of

Grifols, S.A. commissioned by the Directors

Report on the Condensed Consolidated Interim Financial Statements

Introduction

We have carried out a limited review of the accompanying condensed consolidated interim financial statements (the “interim financial statements”) of Grifols, S.A. (the “Company”) and subsidiaries (the “Group”), which comprise the balance sheet at 30 June 2018, the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and the explanatory notes for the 6-month period then ended (all condensed and consolidated). Pursuant to article 12 of Royal Decree 1362/2007 the Directors of the Company are responsible for the preparation of these interim financial statements in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

Conclusion

Based on our limited review, which can under no circumstances be considered an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the 6-month period ended 30 June 2018 have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, pursuant to article 12 of Royal Decree 1362/2007.

Emphasis of Matter

We draw your attention to note 2 to the accompanying interim financial statements, which states that these interim financial statements do not include all the information required in complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying interim financial statements should therefore be read in conjunction with the Group’s consolidated annual accounts for the year ended 31 December 2017. This matter does not modify our conclusion.

KPMG Auditores S.L., a limited liability Spanish company and a member	Reg. Mer Madrid, T. 11.961, F.90,
firm of the KPMG network of independent member firms affiliated with	Sec. 8, H. M -188.007, Inscrip. 9
KPMG International Cooperative (“KPMG International”), a Swiss entity.	N.I.F. B-78510153

Report on Other Legal and Regulatory Requirements

The accompanying consolidated interim directors’ report for the 6-month period ended 30 June 2018 contains such explanations as the Directors of the Company consider relevant with respect to the significant events that have taken place in this period and their effect on the consolidated interim financial statements, as well as the disclosures required by article 15 of Royal Decree 1362/2007. The consolidated interim directors’ report is not an integral part of the consolidated interim financial statements. We have verified that the accounting information contained therein is consistent with that disclosed in the interim financial statements for the 6-month period ended 30 June 2018. Our work is limited to the verification of the consolidated interim directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries.

Paragraph on Other Matters

This report has been prepared at the request of the Company’s Directors in relation to the publication of the six-monthly financial report required by article 119 of the Revised Securities Market Law, enacted by Royal Decree 1362/2007 of 19 October 2007.

KPMG Auditores, S.L.

(Signed on original in Spanish)

Olga Sánchez López

25 July 2018

2

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

six-month period ended 30 June 2018

CONTENTS

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	Condensed Consolidated Interim Financial Statements

	•	Balance Sheet
	•	Statement of Profit or Loss
	•	Statement of Comprehensive Income
	•	Statement of Cash Flows
	•	Statement of Changes in Equity

•	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Non-Current Financial Assets
	(9)	Trade and Other Receivables
	(10)	Equity
	(11)	Financial Liabilities
	(12)	Expenses by Nature
	(13)	Finance Result
	(14)	Taxation
	(15)	Discontinued Operations
	(16)	Contingencies
	(17)	Financial Instruments
	(18)	Related Parties

I

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2018 and 31 December 2017
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	30/06/2018	31/12/2017
	(unaudited)
Non-current assets
Goodwill (note 6)	4,993,142	4,590,498
Other intangible assets (note 7)	1,342,527	1,269,342
Property, plant and equipment (note 7)	1,819,289	1,760,053
Investments in equity accounted investees (note 3)	225,781	219,009
Non-current financial assets (note 8)
Non-current financial assets measured at fair value	507	47,046
Non-current financial assets at amortized cost	37,941	22,843
Deferred tax assets	67,059	66,157
Total non-current assets	8,486,246	7,974,948
Current assets
Inventories	1,806,765	1,629,293
Trade and other receivables
Trade receivables (note 9)	307,225	286,198
Other receivables (note 9)	82,100	40,681
Current tax assets	26,419	59,531
Trade and other receivables	415,744	386,410
Other current financial assets (note 8)
Non-current financial assets measured at fair value	8,578	0
Non-current financial assets at amortized cost	12,481	10,738
Other current assets	35,306	32,354
Cash and cash equivalents	668,499	886,521
Total current assets	2,947,373	2,945,316
Total assets	11,433,619	10,920,264

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2018 and 31 December 2017
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	30/06/2018	31/12/2017
	(unaudited)
Equity
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	2,452,375	2,027,648
Treasury stock (note 10)	(55,441)	(62,422)
Interim dividend	0	(122,986)
Profit attributable to the Parent	318,979	662,700
Total	3,746,245	3,535,272
Available for sale financial assets	0	4,926
Other comprehensive Income	(656)	(656)
Translation differences	221,811	89,537
Other comprehensive income	221,155	93,807
Equity attributable to the Parent	3,967,400	3,629,079
Non-controlling interests	3,844	4,886
Total equity	3,971,244	3,633,965
Liabilities
Non-current liabilities
Grants	11,927	11,822
Provisions	6,136	5,763
Non-current financial liabilities (note 11)	6,023,747	5,901,815
Non-current debts with related companies	9,000	0
Other non-current liablities	2,043	0
Deferred tax liabilities	393,832	388,912
Total non-current liabilities	6,446,685	6,308,312
Current liabilities
Provisions	81,194	106,995
Current financial liabilities (note 11)	205,095	155,070
Trade and other payables
Suppliers	427,194	423,096
Other payables	143,338	141,720
Current income tax liabilities	20,278	6,709
Total trade and other payables	590,810	571,525
Other current liabilities	138,591	144,397
Total current liabilities	1,015,690	977,987
Total liabilities	7,462,375	7,286,299

Total equity and liabilities	11,433,619	10,920,264

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three-and six-month periods ended 30 June 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Six-Months Ended		Three-Months Ended
	30/06/2018	30/06/2017	30/06/2018	30/06/2017
	(unaudited)	(unaudited)	(unaudited)/	(unaudited)/
			(not reviewed)	(not reviewed)
Continuing Operations
Net revenue (note 5)	2,120,118	2,192,447	1,097,106	1,130,767
Cost of sales	(1,113,858)	(1,089,246)	(579,680)	(569,463)
Gross Margin	1,006,260	1,103,201	517,426	561,304
Research and Development	(112,247)	(121,575)	(58,281)	(62,404)
Sales, General and Administration expenses	(387,771)	(443,789)	(197,453)	(213,775)
Operating Expenses	(500,018)	(565,364)	(255,734)	(276,179)
Operating Results	506,242	537,837	261,692	285,125
Finance income	7,049	4,164	4,107	2,152
Finance costs	(135,914)	(135,487)	(71,306)	(69,493)
Impairment of financial instruments	31,116	(5,500)	31,116	0
Exchange differences	(5,439)	(10,760)	(3,554)	(14,017)
Finance Result (note 13)	(103,188)	(147,583)	(39,637)	(81,358)
Share of income/(losses) of equity accounted investees
	(5,729)	(10,295)	(3,667)	(7,007)
Profit before income tax from continuing operations	397,325	379,959	218,388	196,760
Income tax expense (note 14)	(79,442)	(102,589)	(43,376)	(53,125)
Profit after income tax from continuing operations	317,883	277,370	175,012	143,635
Consolidated profit for the period	317,883	277,370	175,012	143,635
Profit attributable to the Parent	318,979	277,861	175,572	143,868
(Profit) attributable to non-controlling interest	(1,096)	(491)	(560)	(233)
Basic earnings per share (Euros)	0.47	0.41	0.26	0.21
Diluted earnings per share (Euros)	0.47	0.41	0.26	0.21

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three-and six-month periods ended 30 June 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Six-Months’ Ended		Three-Months’ Ended
	30/06/2018	30/06/2017	30/06/2018	30/06/2017
	(unaudited)	(unaudited)	(unaudited)/	(unaudited)/
			(not reviewed)	(not reviewed)
Consolidated profit for the period	317,883	277,370	175,012	143,635

Items for reclassification to profit or loss
Translation differences	127,018	(319,057)	259,657	(276,585)
Equity accounted investees / Translation differences	5,354	(16,425)	(816)	(13,326)

Other comprehensive income for the period, after tax	132,372	(335,482)	258,841	(289,911)

Total comprehensive income for the period	450,255	(58,112)	433,853	(146,276)

Total comprehensive income attributable to the Parent	451,253	(57,506)	434,402	(145,806)
Total comprehensive (income)/ loss attributable to non-controlling interests	(998)	(606)	(549)	(470)

Total comprehensive income for the period	450,255	(58,112)	433,853	(146,276)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the six-month periods ended 30 June 2018 and 2017

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	30/06/2018	30/06/2017
	(unaudited)
Cash flows from operating activities

Profit before tax	397,325	379,959
Adjustments for:	191,407	249,022
Amortisation and depreciation	107,958	106,549
Other adjustments:	83,449	142,473
(Profit)/Losses on equity accounted investments	5,729	10,295
Impairment of Assets and net provision changes	(24,463)	(279)
Loss on disposal of fixed assets	855	249
Government grants taken to income	(482)	(707)
Finance cost	92,031	130,897
Other adjustments	9,779	2,018
Changes operating assets and liabilities	(214,300)	(69,264)
Change in inventories	(139,046)	(64,217)
Change in trade and other receivables	(63,263)	39,078
Change in current financial assets and other current assets	510	5,205
Change in current trade and other payables	(12,501)	(49,330)
Other cash flows used in operating activities	(125,247)	(181,154)
Interest paid	(103,459)	(106,706)
Interest recovered	4,548	2,993
Income tax paid	(26,305)	(77,075)
Other paid	(31)	(366)

Net cash from operating activities	249,185	378,563

Cash flows from investing activities

Payments for investments	(399,859)	(1,959,854)
Group companies and business units	(255,406)	(1,813,163)
Property, plant and equipment and intangible assets	(130,834)	(146,155)
Property, plant and equipment	(93,828)	(125,562)
Intangible assets	(37,006)	(20,593)
Other financial assets	(13,619)	(536)
Proceeds from the sale of financial investments	70,119	20,451
Proceeds from the sale of property, plant and equipment	290	551

Net cash used in investing activities	(329,450)	(1,938,852)

Cash flows from financing activities

Proceeds from and payments for financial liability intruments	(19,789)	1,723,945
Issue	91,722	1,814,727
Redemption and repayment	(111,511)	(90,782)
Dividends and interest on other equity instruments paid and received	(140,168)	(95,274)
Dividends paid	(142,095)	(95,274)
Dividends received	1,927	0
Other cash flows from financing activities	(1,111)	(151,374)
Costs of financial instruments issued	0	(142,288)
Other payments from financing activities	(1,111)	(9,086)

Net cash used in financing activities	(161,068)	1,477,297
Effect of exchange rate fluctuations on cash and cash equivalents	23,311	(61,799)
Net decrease in cash and cash equivalents	(218,022)	(144,791)
Cash and cash equivalents at beginning of the period	886,521	895,009
Cash and cash equivalents at end of period	668,499	750,218

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the six-month periods ended 30 June 2018 and 2017
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent
							Accumulated other comprehensive income
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Available for sale financial assets	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	Equity

Balances at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	3,721,481	6,497	3,727,978

Translation differences	—	—	—	—	—	—	(335,367)	—	—	(335,367)	(115)	(335,482)
Other comprehensive income for the period	0	0	0	0	0	0	(335,367)	0	0	(335,367)	(115)	(335,482)
Profit/(loss) for the period	—	—	—	277,861	—	—	—	—	—	277,861	(491)	277,370
Total comprehensive income for the period	0	0	0	277,861	0	0	(335,367)	0	0	(57,506)	(606)	(58,112)

Net change in treasury stock	—	—	—	—	—	6,288	—	—	—	6,288	—	6,288
Acquisition of non-controlling interests	—	—	27	—	—	—	—	—	—	27	(27)	0
Other changes	—	—	4,003	—	—	—	—	23	—	4,026	(76)	3,950
Distribution of 2016 profit
Reserves	—	—	422,548	(422,548)	—	—	—	—	—	0	—	0
Dividends	—	—	(95,274)	—	—	—	—	—	—	(95,274)	—	(95,274)
Interim dividend	—	—	—	(122,908)	122,908	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	331,304	(545,456)	122,908	6,288	0	23	0	(84,933)	(103)	(85,036)

Balances at 30 June 2017 (unaudited)	119,604	910,728	2,025,549	277,861	0	(62,422)	313,560	(5,196)	(642)	3,579,042	5,788	3,584,830

Balances at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	3,629,079	4,886	3,633,965
Impact of new IFRS (note 2)	—	—	29,562	—	—	—	—	(4,926)	—	24,636	0	24,636

Balances at 31 December 2017	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	0	(656)	3,653,715	4,886	3,658,601

Translation differences	—	—	—	—	—	—	132,274	—	—	132,274	98	132,372
Other Comprehensive income	—	—	—	—	—	—	—	—	—	0	—	0
Other comprehensive income for the period	0	0	0	0	0	0	132,274	0	0	132,274	98	132,372
Profit/(loss) for the period	—	—	—	318,979	—	—	—	—	—	318,979	(1,096)	317,883
Total comprehensive income for the period	0	0	0	318,979	0	0	132,274	0	0	451,253	(998)	450,255
Net change in treasury stock	—	—	—	—	—	6,981	—	—	—	6,981	—	6,981
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	0	—	0
Other changes	—	—	(2,455)	—	—	—	—	—	—	(2,455)	—	(2,455)
Distribution of 2015 profit
Reserves	—	—	539,714	(539,714)	—	—	—	—	—	0	(44)	(44)
Dividends	—	—	(142,094)	—	—	—	—	—	—	(142,094)	—	(142,094)
Interim dividend	—	—	—	(122,986)	122,986	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	395,165	(662,700)	122,986	6,981	0	0	0	(137,568)	(44)	(137,612)

Balances at 30 June 2018 (unaudited)	119,604	910,728	2,452,375	318,979	0	(55,441)	221,811	0	(656)	3,967,400	3,844	3,971,244

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)         General Information

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the parent company of the Group (hereinafter the Group or Grifols) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California), Clayton (North Carolina), Emeryville (California) and San Diego (California).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the six-month period ended 30 June 2018 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and specifically, with that provided by the guidelines of International Accounting Standard (hereinafter IAS) 34 on Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2017.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 25 July 2018.

Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the six-month period ended 30 June 2018 have been prepared based on the accounting records maintained by the Group. We also have included for information purposes the three-month period ended 30 June 2018.

Accounting principles and basis of consolidation applied

Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual accounts as at and for the year ended 31 December 2017.

In addition, in 2018 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Mandatory application for	Mandatory application for
		annual periods beginning on	annual periods beginning
		or after:	on or after:
Standards		EU effective date	IASB effective date

IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018

IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018

IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018

IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018

IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018

IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

The application of this standards and interpretations have had some impacts in this condensed consolidated interim financial statements, which are summarized below.

IFRS 9 “Financial Instruments”

IFRS 9 Financial Instruments has been applied starting January 1, 2018 without restating the 2017 information used for the purposes of comparison. The impacts of this first application, which have been taken directly to equity, are as follows:

•                  Classification and measurement of financial assets:

In general terms, based on the analysis of the new classification vis-à-vis the business model, the majority of financial assets have continued to be measured at amortized cost with changes through profit or loss, the main exception being equity instruments, which are measured at fair value.

•                  Impairment of financial assets:

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, the adoption of IFRS 9 does not have a significant impact.

•                  Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves at that date and comparative figures have not been restated. Grifols has retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate bonds in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of unsecured senior corporate notes did cause the derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entails a positive impact on reserves of Euros 24,636 thousand.

Detail of the impact on reserves due to the application of  IFRS 9is as follows:

	Thousand of Euros
			Impact
Senior Unsecured Notes	IAS 39	IFRS 9	01/01/2018

Total Debt	853,667	1,000,000	146,334
Deferred Expenses			(41,036)
Negative Impact on reserves			105,298

	Thousand of Euros
			Impact
Senior Secured Debt	IAS 39	IFRS 9	01/01/2018

Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979
Positive impact on reserves			(129,934)

	Thousand of Euros
			Impact
Total Impact	IAS 39	IFRS 9	01/01/2018

Total Debt	4,228,823	4,226,244	(2,579)
Deferred Expenses			(22,056)
Positive impact on reserves			(24,636)

IFRS 15  “Revenue from Contracts with Customers”

IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition:

Step 1: Identify the contract.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers and, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers.

Based on the analysis and implementation at 1 January 2018, there has been no impact from adopting IFRS 15 Revenue from Contracts with Customers.

Under IFRS 15, entities may adopt the new standard retrospectively or through an adjustment for the accumulated effect at the start of the first year it is applicable. Grifols has opted for the accumulated effect approach as it deems the impact to be immaterial to the financial statements taken as a whole.

At the date these condensed consolidated interim financial statements were authorized for issue, the following IFRS standards, amendments and IFRIC interpretations have been issued by the European Union but their application is not mandatory until future periods as described below:

		Mandatory application for	Mandatory application for
		annual periods beginning on	annual periods beginning
		or after:	on or after:
Standards		EU effective date	IASB effective date

IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019

IFRS 9	Prepayment Features with negative Compensation (issued on 12 October 2017).	1 January 2019	1 January 2019

IAS 28	Long-term Interests in Associates and Joint Ventures (issued on 12 October 2017).	pending	1 January 2019

Various	Annual improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017).	pending	1 January 2019

IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018).	pending	1 January 2019

IFRIC 23	(Uncertainty over Income Tax Treatments (issued on 7 June 2017)	pending	1 January 2019

Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018).	pending	1 January 2020
IFRS 17	Insurance Contracts (issued on 18 May 2017)	pending	1 January 2021

The Group has not applied any of the standards or interpretations issued prior to their effective date.

At the date these condensed consolidated interim financial statements were authorized for issue, the Group is analyzing the impact of the application of the above standards or interpretations published by the European Union (EU).

The Group is currently in the process of evaluating the impacts of the application of IFRS16.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the six-month period ended 30 June 2018 is the responsibility of the Directors of the Parent. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognised in these condensed consolidated interim financial statements.

•                      Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered that a reasonably possible change in key assumptions could result in impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2017 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                      Evaluation of the capitalization of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2017.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2018 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2017 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 30 June 2018 are detailed below:

•                  Haema AG

On 19 March 2018 Grifols entered into agreement with Aton GmbH for the purchase of 100% of the shares of German_based pharmaceutical company Haema AG (“Haema), in exchange for a purchase price of Euros  220 million on a debt free basis. The closing date of the transaction was in June 2018.

With this acquisition, Grifols acquires the business currently held by Haema (collection of plasma for fractionation) which includes 35 collection centers throughout Germany, and three more under construction. Its headquarters are located in Leipzig and occupy approximately 24,000m² (which include administration, production, storage and power station buildings) and it also has a central laboratory in Berlin.

Haema AG employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations.

At the date of publication of these condensed consolidated interim financial statements, taking into account that the transaction is recent and not all the information necessary to adequately determine the fair value of the assets, liabilities and contingent liabilities is available, the Group has not made any fair value adjustments. According to the latest available financial statements, the net assets acquired amounted to 46,871 thousand euros.

If the acquisition had taken place on January 1, 2018, the net amount of the Group’s net revenues would have increased by 31,871 thousand euros and the consolidated profit for the year would have increased by 639 thousand euros.

•                  Goetech, LLC. (“MedKeeper”)

On 26 January 2018 Grifols has subscribed, through its subsidiary Grifols Shared Services North America, Inc., a capital increase in the amount of US Dollars 98 million in the U.S. company Goetech, LLC. based in Denver, Colorado, as the trading name of which is MedKeeper. As a result, Grifols holds a 54 % interest in MedKeeper and holds a majority position on the board of directors.

The business acquisition agreements include the repurchase of own shares by MedKeeper to the non-controlling shareholder in the amount of 14 million dollars (in 2 business days) and 20 million dollars (in 2 years). The commitment grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and the non-controlling interest has a put option to sale to Grifols such stake, that may be executed at the end of the three-year period.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call commitment, we have applied the anticipated-acquisition method. Under this method we recognize the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had been exercised already by the non-controlling shareholders.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Medkeeper’s core business is the development and commercialization of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations while increasing patient safety.

This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or excess of the cost of the business combination over the fair value of identifiable net assets acquired) are shown below. The values shown in the table below should therefore be considered as provisional amounts.

		Thousands of US
	Thousands of Euros	Dollars
Cost of the business combination
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests	14,952	18,241
Purchase of remaining non-controlling interests	42,865	52,295

Total business combination cost	69,292	84,536

Fair value of net assets acquired	15,458	18,857

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	53,834	65,679

At the date of acquisition, the values of recognized assets, liabilities and contingent liabilities are as follows:

	Fair Value
		Thousands of US
	Thousands of Euros	Dollars

Other Intangible assets	32,399	39,527
Property, plant and equipment	67	82
Other non current assets	2,350	2,867
Current assets	4,453	5,433

Total Assets	39,270	47,909

Non-current liabilities	2,186	2,667
Deferred Tax Liabilities	8,188	9,989
Other current liabilities	13,438	16,396

Total liabilities and contingent liabilities	23,812	29,052

Total net assets acquired	15,458	18,857

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Plamavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%). The company aims to establish at least 10 plasma centers in Germany. The share capital amounts to 25,000 euros, divided into 25,000 nominal shares of 1 euro each, subscribed by both parties at 12,500 euros each. In addition, Grifos contributes an amount of 10 million euros, which can be increased by an additional 10 million euros, which will be used to finance the project.

•                  Aigües Minerals de Vilajuïga, S.A.

On 1 June 2017 the Group announced the acquisition of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain.

On 12 January 2018 the group has acquired the remaining 50% of the voting rights and consequently Grifols holds the 100% of the voting rights for a total amount of Euros 550 thousand.

The principal business activity of Aigües Minerals de Vilajuïga, S.A. is the collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to exploit them.

(4)         Financial Risk Management Policy

At 30 June 2018 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2017.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues for the three- and six-month periods ended 30 June 2018 and 30 June 2017 is as follows:

	Net revenues (Thousands of Euros)
	Six-Months Ended 30	Six-Months Ended	Three-Months	Three-Months
Segments	June 2018	30 June 2017	Ended 30 June 2018	Ended 30 June 2017
			Not reviewed	Not reviewed
Bioscience	1,689,875	1,759,852	882,334	906,213
Hospital	58,734	50,610	31,419	26,709
Diagnostic	339,432	365,014	174,501	189,880
Bio supplies	40,124	32,073	13,968	17,671
Other	11,578	1,606	7,133	1,573
Intersegments	(19,625)	(16,708)	(12,249)	(11,279)
Total Revenues	2,120,118	2,192,447	1,097,106	1,130,767

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The distribution by geographical area of the Group’s net revenues for the three- and six-month periods ended 30 June 2018 and 30 June 2017 is as follows:

	Net revenues (Thousands of Euros)
	Six-Months	Six-Months	Three-Months	Three-Months
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Geographical area	2018	2017	2018	2017
			Not reviewed	Not reviewed
Spain	127,584	119,686	67,905	67,430
Rest of the EU	241,623	218,602	122,198	109,111
USA + Canada	1,412,542	1,494,131	732,929	765,561
Rest of the World	338,369	360,028	174,074	188,665
Total Revenues	2,120,118	2,192,447	1,097,106	1,130,767

The distribution by business segments of the Group’s consolidated income for the three- and six-month periods ended 30 June 2018 and 30 June 2017 is as follows:

	Profit/(loss) (Thousands of Euros)
	Six-Months	Six-Months	Three-Months	Three-Months
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2018	2017	2018	2017
			Not reviewed	Not reviewed
Bioscience	451,175	500,011	237,817	251,057
Hospital	(7,385)	(11,008)	(4,125)	(6,097)
Diagnostic	102,413	135,619	51,567	74,502
Bio supplies	23,977	18,352	7,629	10,379
Other	16,814	(11,966)	7,649	(4,905)
Intersegments	(5,257)	(4,159)	(2,043)	(3,238)
Total income of reported segments	581,737	626,849	298,494	321,698
Unallocated expenses plus net financial result	(184,412)	(246,890)	(80,106)	(124,938)
Profit before income tax from continuing operations	397,325	379,959	218,388	196,760

As a result of the creation of the new Bio Supplies segment and intersegments in 2017, the Group reviewed the allocation of transactions by segments. The comparative figures for the six- and three-month periods ended 30 June 2017 have been restated accordingly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6)         Goodwill

Details and movement in goodwill during the six month period ended 30 June 2018 is as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2017	Combination	differences	30/06/2018
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,745	—	10	7,755
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	205,254	—	5,898	211,152
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,543	—	(163)	9,380
Grifols Therapeutics, Inc. (USA)	Bioscience	1,852,905	—	53,244	1,906,149
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,435,907	—	69,261	2,505,168
Kiro Grifols S.L. (Spain)	Hospital	26,510	(2,134)	—	24,376
Goetech, LLC. (USA)	Hospital	—	53,834	2,503	56,337
Haema AG (Germany)	Bio Supplies	—	220,191	—	220,191
		4,590,498	271,891	130,753	4,993,142

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and the recent acquisition of Hologic’s share of NAT donor screening unit into a single CGU for the Diagnostic business, as the acquisition is supporting not only the vertical integration of the business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused more on the business than on geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L., the Group has decided to group Kiro Grifols S.L. and Laboratorios Grifols S.L. into a single CGU for the Hospital business since the acquisition is supporting cross-selling opportunities.

The Group has not identified any triggering event that would make it necessary to test any of the CGUs for impairment for the six-month period ended 30 June 2018.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of other intangible assets and property, plant and equipment during the six-month period ended 30 June 2018 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	assets	and equipment	Total
Total Cost at 31/12/2017	1,841,207	2,640,332	4,481,539
Total depreciation and amortization at 31/12/2017	(508,485)	(877,547)	(1,386,032)
Impairment at 31/12/2017	(63,380)	(2,732)	(66,112)
Balance at 31/12/2017	1,269,342	1,760,053	3,029,395
Cost
Additions	37,005	97,795	134,800
Business combination (note 3)	35,245	190	35,435
Disposals	(60)	(7,724)	(7,784)
Transfers	(909)	909	—
Translation differences	48,269	52,861	101,130
Total Cost at 30/06/2018	1,960,757	2,784,363	4,745,120
Depreciation & amortization
Additions	(33,649)	(74,309)	(107,958)
Business combination (note 3)	—	(63)	(63)
Disposals	24	6,614	6,638
Transfers	(38)	38	—
Translation differences	(10,911)	(17,122)	(28,033)
Total depreciation and amortization at 30/06/2018	(553,059)	(962,389)	(1,515,448)
Impairment
Additions	—	(1)	(1)
Translation differences	(1,791)	48	(1,743)
Impairment at 30/06/2018	(65,171)	(2,685)	(67,856)
Balance at 30/06/2018	1,342,527	1,819,289	3,161,816

At 30 June 2018 there are no indications that these assets have been impaired.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 30 June 2018 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2017	Additions	differences	30/06/2018
Cost of currently marketed products - Gamunex	1,000,584	—	28,752	1,029,336
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(219,572)	(16,487)	(6,979)	(243,038)
Accumulated amortisation of currently marketed products - Progenika	(11,496)	(1,190)	—	(12,686)
Net carrying amount of currently marketed products	793,308	(17,677)	21,773	797,404

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 30 June 2018 the residual useful life of currently marketed products from Talecris is 22 years and 11 months (23 years and 11 months at 30 June 2017).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 30 June 2018 the residual useful life of currently marketed products from Progenika is 4 years and 8 months (5 years and 8 months at 30 June 2017).

(8)         Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 30 June 2018 and 31 December 2017 are as follows:

	Thousands of Euros
	30/06/2018	31/12/2017
Non-current derivatives (b)	—	8,338
Non-current investments in quoted shares (a)	507	38,708
Total Non-current financial assets measured at fair value	507	47,046
Non-current guarantee deposits	5,674	4,820
Other non-current financial assets	1,974	1,346
Non-current loans to associates (c)	30,293	16,677
Total Non-current financial assets at amortized cost	37,941	22,843

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of other current financial assets on the consolidated balance sheet at 30 June 2018 and 31 December 2017 are as follows:

	Thousands of Euros
	30/06/2018	31/12/2017
Current derivatives (b)	8,578	—
Total Current financial assets measured at fair value	8,578	—
Deposits and guarantees	428	702
Current loans to third parties	49	59
Current loans to associates	12,004	9,977
Total other current financial assets at amortized cost	12,481	10,738

(a)             Non-current investment in quoted shares

Within the framework of its integrated R&D&i strategy, which evaluates the adequacy of various projects, Grifols made the decision to disinvest in TiGenix and entered the public offer made by Takeda in the first half of 2018. This disinvestment has generated a cash entry of Euros 70.1 million and a positive impact on consolidated profit and loss of Euros 32 million (see note 13).

(b)              Derivatives

On June 2018, current derivatives include a call option on the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call option can be exercised by the Group by providing written notice of its intention at any time on or after 1 February 2019 and on or before 30 April 2019.

(c)              Non-current loans to associates

On 2 October 2017 the Group’s subsidiary Grifols Diagnostic Solutions, Inc. subscribed notes for an amount of US Dollars 20,000 thousand (Euros 16,676 thousand) issued by Singulex, Inc., that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group’s subsidiary Grifols Diagnostic Solutions, Inc. has subscribed additional notes for an amount of US Dollars 12,339 thousand (Euros 11,063 thousand). The Group indirectly owns 19.33 % of the common stock of Singulex Inc.

(9)         Trade and Other Receivables

At 30 June 2018, certain companies of the group had signed sales agreements for credit receivables without recourse with certain financial institutions.

The total sum of credit receivables sold without recourse, for which ownership was transferred to financial institutions pursuant to the aforementioned agreements, amounts to Euros 520,066 thousand for the six-month period ended 30 June 2018 (Euros 446,820 thousand for the six-month period ended 30 June 2017  and Euros 912,204 thousand for the year ended 31 December 2017).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The deferred collection equivalent to the amount receivable from a financial institution is presented on the balance sheet under “Other receivables” for an amount of Euros 1,081 thousand as at 30 June 2018 (Euros 1,800 thousand as at 31 December 2017) which does not differ significantly from their fair value and is also equal to the amount of the maximum exposure to loss.

The finance cost of receivables sold amounts to Euros 1,935 thousand for the six-month period ended 30 June 2018 (Euros 1,908 thousand for the six-month period ended 30 June 2017) (see note 13).

(10)                         Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms an integral part of the condensed consolidated interim financial statements.

(a)        Share capital and share premium

At 30 June 2018  and 31 December 2017, the Company’s share capital amounts to Euros 119,603,705 and comprises:

• Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and ofthe same class and series.

• Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2018, Euros 30,014 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,061 thousand at 31 December 2017) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 June 2018 and 31 December 2017 the legal reserve of the Parent amounts to Euros 23,921 thousand.

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Due to the retrospective effect of IFRS 9, any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves, generating a positive net impact of Euros 24,636 thousand.

On June 2018, Grifols made the decision to disinvest in TiGenix and entered the public offer made by Takeda in the first half of 2018. This disinvestment has generated a positive impact on reserves of Euros    4.9 million and a negative impact of Euros 4.9 million in  “Other comprehensive income”.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c)         Treasury stock

At 30 June 2018 and 30 June 2017 the Company does not have Class A treasury stock.

Movement in Class B treasury stock during the six-month period ended 30 June 2018 is as follows:

	No. of Class B shares	Thousands Euros
Balance at 1 January 2018	4,297,806	62,422
Disposals Class B shares	(480,661)	(6,981)
Balance at 30 June 2018	3,817,145	55,441

In March 2018 the Group delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 16 (b)).

Movement in Class B treasury stock during the six-month period ended 30 June 2017 is as follows:

	No. of Class B shares	Thousands Euros
Balance at 1 January 2017	4,730,735	68,710
Disposals Class B shares	(432,929)	(6,288)
Balance at 30 June 2017	4,297,806	62,422

In March 2017 the Company delivered 432,929  treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 16 (b)).

(d)        Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by the respective shareholders at their general meetings and the proposed distribution of profit for the year ended 31 December 2017 is presented in the consolidated statement of changes in equity.

Dividends paid during the six-month period ended 30 June 2018 are as follows:

	Six-Months Ended 30 June 2018
	% over	Euros	Amount in
	par value	per shares	thousands of Euros
Ordinary Shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			142,094

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Dividends paid during the six-month period ended 30 June 2017 were as follows:

	Six-Months Ended 30 June 2017
	% over	Euros	Amount in
	par value	per shares	thousand of Euros
Ordinary Shares	54%	0.14	57,790
Non-voting shares	271%	0.14	34,870
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			95,274

(e)         Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 16 (b)). This commitment is settled using equity instruments and the cumulative accrual amounts to Euros 12,090 thousand in June 2018 (Euros 11,901 thousand in June 2017).

(11)                         Financial Liabilities

Detail of financial liabilities at 30 June 2018 and 31 December 2017 is as follows:

	Thousands of Euros
Financial liabilities	30/06/2018	31/12/2017
Non-current obligations (a)	1,000,000	853,667
Senior secured debt (b)	4,773,729	4,849,882
Other loans	167,291	169,214
Finance lease liabilities	5,865	5,415
Other non-current financial liabilities	76,862	23,637
Total non-current financial liabilities	6,023,747	5,901,815
Current obligations (a)	100,427	95,538
Senior secured debt (b)	64,474	4,057
Other loans	23,856	29,527
Finance lease liabilities	3,891	3,945
Other current financial liabilities	12,447	22,003
Total current financial liabilities	205,095	155,070

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounted to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 5 December 2017 the Group received an additional loan from the European Investment Bank of up to Euros 85 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group arranged its first loan with the same entity, with the same  conditions and for a total amount of Euros 100 million.

Retrospectively as of 1 January 2018, Grifols has calculated the impact of the entry into force of the new IFRS 9 on the refinancing process of the Senior Unsecured Notes and the Senior debt, concluding that the notes did cause a derecognition of the liability as they did not pass the new quantitative test, whereas the senior debt did not result in a derecognition of the liability.

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Due to the retrospective effect of the IFRS 9, any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves, generating a positive net impact of Euros 24,636 thousand.

(a)    Senior Unsecured Notes

On 18 April 2017, Grifols, S.A. issued Euros 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2025 and will bear an annual coupon of 3.20%. These notes have been exchanged with 97.1% of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols, S.A., amounting to US Dollars 1,000 million, with a maturity in 2022 and at an interest rate of 5.25%, which were owned by a financial institution. The remaining 2.9% of the existing notes was redeemed prior to the refinancing by an amount of Euros 26,618 thousand. The corresponding deferred costs of the redeemed Notes were taken to profit and loss. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

Senior Unsecured Notes
Principal+Interest in
Thousands of Euros
Maturity

2018	16,000
2019	32,000
2020	32,000
2021	32,000
2022	32,000
2023	32,000
2024	32,000
2025	1,016,000
Total	1,224,000

(b)    Senior Secured Debt

On 6 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic for an amount of US Dollars 1,816 million. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 2,350 million and Euros 607 million with a 1.75% margin over Libor and Euribor respectively, with maturity in 2023 and quasi-bullet repayment structure, and a Term Loan B (“TLB”) amounting to US Dollars 3,000 million with a

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2.25% margin over Libor and maturity in 2025. The borrowers of the total senior debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The discounted present value of cash flows under the refinanced agreement, including any fees paid and discounted using the original effective interest rate, differs by less than 10% of the discounted present value of cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.8 million. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. The difference between the amortized cost of the debt applying the new IFRS 9 is 325,753 thousand euros less than its nominal value.

The terms and conditions of the senior secured debt are as follows:

•                              Tranche A: six year loan divided into two tranches: US Tranche A and Tranche A in Euros.

•                  US Tranche A:

•                              Original principal amount of US Dollars 2,350 million.

•                              Applicable margin of 175 basis points (bp) linked to US Libor.

•                              Quasi-bullet amortization structure.

•                              Maturity in 2023

•                  Tranche A in Euros:

•                              Original principal amount of Euros 607 million.

•                              Applicable margin of 175 basis points (bp) linked to Euribor.

•                              Quasi-bullet amortization structure.

•                              Maturity in 2023

Details of the Tranche A by maturity at 30 June 2018 are as follows:

	US Tranche A			Tranche A in Euros
		Principal in thousands	Principal in thousands		Principal in
	Currency	of US Dollars	of Euros	Currency	thousands of Euros
Maturity
2019	US Dollars	117,500	100,789	Euros	30,350
2020	US Dollars	235,000	201,578	Euros	60,700
2021	US Dollars	235,000	201,578	Euros	60,700
2022	US Dollars	1,321,875	1,133,878	Euros	341,437
2023	US Dollars	440,625	377,960	Euros	113,813
Total	US Dollars	2,350,000	2,015,783	Euros	607,000

•     Tranche B: Senior Debt Loan repayable in eight years.

•                  US Tranche B :

•                              Original principal amount of US Dollars 3,000 million.

•                              Applicable margin of 225 basis points (bp) linked to US Libor.

•                              Quasi-bullet amortization structure.

•                              Maturity in 2025

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the Tranche B by maturity at 30 June 2018 are as follows:

	US Tranche B
		Principal in thousands of US	Principal in thousands of
	Currency	Dollars	Euros
Maturity
2018	US Dollars	15,000	12,867
2019	US Dollars	30,000	25,733
2020	US Dollars	30,000	25,733
2021	US Dollars	30,000	25,733
2022	US Dollars	30,000	25,733
2023	US Dollars	30,000	25,733
2024	US Dollars	30,000	25,733
2025	US Dollars	2,767,500	2,373,908
Total	US Dollars	2,962,500	2,541,173

•      US Dollar 300 million committed credit revolving facility: Amount maturing on 2023 and applicable margin of 175 basis points (bp) linked to US Libor. At 30 June 2018 no amount has been drawn down on this facility.

The total principal plus interest of Tranches A & B Senior Loan is as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity

2018	42,473	65,990
2019	216,482	133,725
2020	341,856	132,916
2021	332,931	131,518
2022	1,515,932	130,415
2023	493,159	129,312
2024	—	128,490
2025	—	2,382,553
Total	2,942,833	3,234,919

The issue of Senior Unsecured Notes and Senior Secured Debt is subject to compliance with the leverage ratio covenant. At 30 June 2018 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of the Group.

The Notes have been issued by Grifols, S.A. and are secured on a senior unsecured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the New Credit Facilities. The Guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. Grifols Worldwide Operations USA, Inc. and Grifols USA, Llc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(12)            Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Six-Months	Six-Months	Three-Months	Three-Months
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2018	2017	2018	2017
			Not reviewed	Not reviewed
Cost of sales	382,536	368,263	189,856	186,343
Research and development	46,149	45,050	22,811	22,954
Selling, general & administrative expenses	166,944	165,879	83,775	83,348
	595,629	579,192	296,442	292,645

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Six-Months	Six-Months	Three-Months	Three-Months
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2018	2017	2018	2017
			Not reviewed	Not reviewed
Cost of sales	68,650	68,142	35,232	34,087
Research and development	9,568	7,062	4,978	3,600
Selling, general & administrative expenses	29,740	31,345	14,865	15,548
	107,958	106,549	55,075	53,235

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13)                     Finance Result

Details are as follows:

	Thousands of Euros
	Six-Months	Six-Months	Three-Months	Three-Months
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2018	2017	2018	2017
			Not reviewed	Not reviewed
Finance income	7,049	4,164	4,107	2,152
Finance cost from Senior Unsecured Notes	(17,569)	(38,221)	(8,913)	(19,081)
Finance cost from Senior debt	(112,958)	(96,205)	(59,744)	(50,008)
Finance cost from sale of receivables (note 9)	(1,935)	(1,908)	(1,100)	(943)
Capitalised interest	3,972	5,429	1,945	2,676
Other finance costs	(7,424)	(4,582)	(3,494)	(2,137)
Finance costs	(135,914)	(135,487)	(71,306)	(69,493)
Impairment financial instruments (note 8)	31,116	(5,500)	31,116	—
Exchange differences	(5,439)	(10,760)	(3,554)	(14,017)
Finance result	(103,188)	(147,583)	(39,637)	(81,358)

Within the framework of its integrated R & D strategy, which evaluates the adequacy of various projects, Grifols made the decision to disinvest in TiGenix and went to the public offer made by Takeda in the first half of 2018. This disinvestment has generated a cash entry of 70.1 million euros and a positive impact in the consolidated profit & loss of 32 million euros.

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 27 % for the six-month period ended 30 June 2017 to 20 % for the six-month period ended 30 June 2018 mainly due to a change of country mix of profits and the change of the tax rate in the United States.

No relevant events have arisen regarding income tax audits during the six-month period ended 30 June 2018.

(15)                     Discontinued operations

The Group has not discontinued any operations as discontinued for the six-month period ended 30 June 2018 and 2017.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(16)                     Contingencies and Commitments

(a)                                          Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  bioMérieux, S.A., et ano. v. Hologic, Inc. et al., Case No. 1:17-cv-102 (M.D.N.C); Case No. 18-21-LPS-CJB (D. Del.): on February 3, 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, S.A. (“GSA”), and Grifols Diagnostic Solutions Inc. (“GDS”) in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on April 3, 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS are pursuing defenses of failure to state a claim, non-infringement, invalidity, and that the infringement claims are contractually barred. Additionally, GSA intends to pursue dismissal for lack of personal jurisdiction.

•                  Enzo Life Sciences, Inc. v. Hologic, Inc. et al., Case No. 1:16-cv-00894-LPS (D. Del.): on October 4, 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima® products. On November 9, 2017, the Court granted Enzo’s motion to amend its complaint to add GSA and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS have answered the complaint, alleging non-infringement and invalidity among their defenses. GSA has moved to dismiss for lack of personal jurisdiction. The case schedule has been extended in light of the addition of Grifols-related entities as co-defendants, with Hologic and GDS currently engaged in fact discovery. Trial is scheduled for September 2019.

•                  Concerning the acquisition in 2014 of the transfusional Dignostic unit and after an internal investigation by the Company, no abnormal commercial or contractual practices have been found.

(b)                                          Commitments

•                 Restricted Share Unit Retention Plan

For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at grant date.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

At 30 June 2018, the Group has settled the RSU plan of 2015 for an amount of Euros 9,645 thousand (Euros 7,303 thousand at 30 June 2017 regarding RSU plan of 2014).

This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2018 as share based payments costs of employees is Euros 12,090 thousand (Euros 13,871 thousand at December 2017).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(17)                        Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousands of Euros
	30/06/2018
	Carrying amount					Fair Value
	Financial assets		Financial
	at amortised	Financial assets	liabilities at	Debts and
	costs	at FVTPL	amortised costs	payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	507	—	—	507	507	—	—	507
Financial derivatives	—	8,578	—	—	8,578	—	—	8,578	8,578
Financial assets measured at fair value	—	9,085	—	—	9,085
Non-current financial assets	37,941	—	—	—	37,941
Other current financial assets	12,481	—	—	—	12,481
Trade and other receivables	389,325	—	—	—	389,325
Cash and cash equivalents	668,499	—	—	—	668,499
Financial assets not measured at fair value	1,108,246	—	—	—	1,108,246
Senior Unsecured Notes	—	—	(1,000,000)	—	(1,000,000)	(981,245)	—	—	(981,245)
Promissory Notes	—	—	(100,427)	—	(100,427)
Senior secured debt	—	—	(4,838,203)	—	(4,838,203)	—	(5,170,945)	—	(5,170,945)
Other bank loans	—	—	(191,147)	—	(191,147)
Finance lease payables	—	—	(9,756)	—	(9,756)
Other financial liabilities	—	—	(89,309)	—	(89,309)
Non-current debts with associates	—	—	(9,000)	—	(9,000)
Other non-current debts	—	—	—	(2,043)	(2,043)
Trade and other payables	—	—	—	(427,194)	(427,194)
Other current liabilities	—	—	—	(138,591)	(138,591)
Financial liabilities not measured at fair value	—	—	(6,237,842)	(567,828)	(6,805,670)
	1,108,246	9,085	(6,237,842)	(567,828)	(5,688,339)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros
	31/12/2017
	Carrying amount					Fair Value
			Available for
		Financial	sale
	Loans and	instruments	financial	Debts and
	receivables	held for trading	assets	payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	—	38,708	—	38,708	38,708	—	—	38,708
Financial derivatives	—	8,338	—	—	8,338	—	—	8,338	8,338
Financial assets measured at fair value	—	8,338	38,708	—	47,046
Non-current financial assets	22,843	—	—	—	22,843

Other current financial assets	10,738	—	—	—	10,738
Trade and other receivables	304,864	—	—	—	304,864
Cash and cash equivalents	886,521	—	—	—	886,521
Financial assets not measured at fair value	1,224,966	—	—	—	1,224,966

Senior Unsecured Notes	—	—	—	(858,911)	(858,911)	(1,018,130)	—	—	(1,018,130)
Promissory Notes	—	—	—	(90,294)	(90,294)
Senior secured debt	—	—	—	(4,853,939)	(4,853,939)	—	(5,063,769)	—	(5,063,769)
Other bank loans	—	—	—	(198,741)	(198,741)
Finance lease payables	—	—	—	(9,360)	(9,360)
Other financial liabilities	—	—	—	(45,640)	(45,640)
Trade and other payables	—	—	—	(423,096)	(423,096)
Other current liabilities	—	—	—	(14,879)	(14,879)
Financial liabilities not measured at fair value	—	—	—	(6,494,860)	(6,494,860)
	1,224,966	8,338	38,708	(6,494,860)	(5,222,848)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Senior secured debt is  measured based on observable market data (level 2 of fair value hierarchy).

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, there is no significant impact for the Group.

(18)        Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the six-months ended 30 June 2018 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net Sales	3,081	—	—	—
Purchases of inventory	(39,967)	—	—	—
Other service expenses	(8,181)	—	(1,945)	(412)
Operating leases expenses	—	—	(2,592)	—
Remuneration	—	(8,966)	—	(3,657)
R&D agreements	(48)	—	—	—
Financial income	541	—	—	—

	(44,574)	(8,966)	(4,537)	(4,069)

Group transactions with related parties during the six-months ended 30 June 2017 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	1,646	—	—	—
Purchases of inventory	(30,203)	—	—	—
Other service expenses	(5,838)	—	(3,595)	(457)
Operating leases expenses	—	—	(2,855)	—
Remuneration	—	(6,741)	—	(1,938)
Financial income	853	—	—	—

	(33,542)	(6,741)	(6,450)	(2,395)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Group transactions with related parties during the three-months period ended 30 June 2018 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
	Not reviewed
Net Sales	1,288	—	—	—
Purchases of inventory	(24,734)	—	—	—
Other service expenses	(4,635)	—	(102)	(206)
Operating leases expenses	—	—	(1,304)	—
Remuneration	—	(4,365)	—	(1,828)
R&D agreements	(48)	—	—	—
Financial income	305	—	—	—
	(27,824)	(4,365)	(1,406)	(2,034)

Group transactions with related parties during the three-months period ended 30 June 2017 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company
	Not reviewed
Net sales	1,099	—	—	—
Purchases of inventory	(13,298)	—	—	—
Other service expenses	(2,752)	—	(1,753)	(231)
Operating leases expenses	—	—	(1,594)	—
Remuneration	—	(3,423)	—	(1,091)
Financial income	454	—	—	—

	(14,497)	(3,423)	(3,347)	(1,322)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2017, certain Company directors and key management personnel are entitled to termination benefits.

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six months period ended June 30 2018 condensed consolidated interim financial statements and related footnotes. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. See the section “Cautionary Statement Regarding Forward-Looking Statements” included in this document.

Grifols reported EUR 2,120.1 million in revenues for the first half of 2018, a 7.1% increase at constant currency (cc)(1) and a 3.3% decrease when taking into account exchange rate fluctuations, particularly the euro-dollar. The company consolidated its growth in all divisions and regions where it operates.

Demand for the main plasma proteins remains strong, as evidenced by higher sales of immunoglobulin, albumin and alpha-1 antitrypsin. The Bioscience Division reported sales of EUR 1,689.9 million, a 6.6%(2) cc increase and 4.0% decline taking exchange rate variations into account.

The Diagnostic Division’s revenues reached EUR 339.4 million, a 2.2%(2) increase and 7.0% decline due to foreign currency exchange fluctuations. Sales of the division’s NAT technology donor-screening solutions (Procleix® NAT Solutions) and blood typing business lines were the main engines of growth.

The Hospital Division reached EUR 58.7 million in revenues, an increase of 20.7%(2) cc and 16.1% when factoring in the exchange rate. This upward trend was driven primarily by higher U.S. sales of Grifols’ IV solutions, manufactured in the group’s Murcia (Spain) plant, and the international expansion of the division’s Pharmatech line, comprised by hospital pharmacy systems and equipment.

The Bio Supplies Division recorded revenues of EUR 40.1 million for the first six months of 2018, an uptick of 40.9%(2) cc and 25.1% taking into account exchange rate variations.

EBITDA totaled EUR 614.2 million and the EBITDA margin remains stable at 29.0%. The group continues to note the impact of higher plasma costs associated with its strategic long-term investment plan to increase and diversify its plasma supply. In alignment with this plan, Grifols aims to satisfy the projected growing demand for plasma proteins and remain on its path of sustainable growth.

Grifols’ investment efforts have reinforced its leadership position in plasma donation centers. The company currently owns 225 centers: 190 in the U.S. and 35 in Europe following the acquisition of the German firm Haema. In addition, the execution of a call option for the remaining 51% of Interstate Blood Bank Inc. (IBBI), exercisable in 2019, will expand the group’s network by 26 centers.

Net R+D+i investments totaled EUR 141.3 million, including both in-house and external projects. This figure represents a 9.3% increase compared to the same period last year.

As part of its integrated R+D+i strategy, Grifols continuously assesses the suitability of its diverse projects. To this end, the company decided to divest in TiGenix and tender its shares in a takeover bid by Takeda, resulting in a cash influx of EUR 70.1 million and gain of EUR 32.0 million. The transaction improved the financial result by 30.1% to EUR -103.2 million, compared to EUR -147.6 million for the same period in 2017.

The effective tax rate remains at 20% following the U.S. tax reform approved in December 2017.

Net profit increased by 14.8% during the first half of 2018 to EUR 319.0 million, which represents 15.0% of total revenues.

(1)  Constant currency (cc) excludes exchange rate variations. See annex for details.

(2)  Comparable revenues considering inter-segment sales.

1

At the end of June 2018, Grifols’ net financial debt totaled EUR 5,560.3 million, including EUR 668.5 million in cash and taking into account, among other transactions, the EUR 220.0 million acquisition of 100% of Haema’s capital and EUR 142.1 million payout for the final 2017 dividend, approved in the General Ordinary Shareholders Meeting.

Total dividend allocations in 2017, including the final dividend paid in June 2018 (EUR 0.20 gross per share) and the interim dividend paid in December 2017 (EUR 0.18 gross per share), amounted to EUR 265.1 million. This record figure denotes a 21.5% increase compared to the previous year and confirms Grifols’ commitment to generating and delivering shareholder value.

The net financial debt-to-EBITDA ratio was 4.43x (4.34x cc). Standard & Poor’s (S&P) improved Grifols’ credit scores by raising the rating on its senior secured debt to BB+. The corporate rating remains at BB and its outlook is “stable”.

As of June 30, 2018, undrawn lines of credit totaled EUR 400 million and Grifols’ liquidity position was roughly EUR 1,100 million.

Grifols’ cash flow generation remains high and provides the necessary solvency to meet growth investments. Unlevered operating cash flow reached EUR 348.1 million in the first half of 2018, bearing in mind higher inventory levels stemming from greater sales volume and new plasma centers.

Key financial metrics for the first half of 2018:

In millions of euros except % and EPS	1H 2018	1H 2017	% Var
NET REVENUE (NR)	2,120.1	2,192.4	(3.3)%
GROSS MARGIN	47.5%	50.3%
EBITDA	614.2	644.4	(4.7)%
% NR	29.0%	29.4%
ADJUSTED EBITDA(1)	614.2	663.9	(7.5)%
% NR	29.0%	30.3%
EBIT	506.2	537.8	(5.9)%
% NR	23.9%	24.5%
REPORTED GROUP PROFIT	319.0	277.9	14.8%
% NR	15.0%	12.7%
ADJUSTED(2) GROUP PROFIT	355.9	330.2	7.8%
% NR	16.8%	15.1%

CAPEX	102.1	135.3	(24.5)%
R&D NET INVESTMENT	141.3	129.3	9.3%
EARNINGS PER SHARE (EPS) REPORTED	0.47	0.41	14.8%

	June 2018	December 2017	% Var
TOTAL ASSETS	11,433.6	10,920.3	4.7%
TOTAL EQUITY	3,971.2	3,634.0	9.3%
CASH & CASH EQUIVALENTS	668.5	886.5	(24.6%)
LEVERAGE RATIO	4,43./(4.34 cc)(3)	3.96/(4.34 cc)(3)

(1) Excludes non-recurring items and associated with recent acquisitions

(2) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(3) Constant currency (cc) excludes the impact of exchange rate movements

2

REVENUE PERFORMANCE

•                  Bioscience Division: 6.6% solid operating growth and strategic investments to meet rising market demand

Demand in the hemoderivatives sector is solid and maintains its upward trend. Grifols further consolidated the Bioscience Division’s sales growth and continues to make inroads to increase and diversify its access to plasma.

The division recorded a 6.6%(2) cc increase in revenue growth to EUR 1,689.9 million over the first half of the year. Higher sales volumes of the main plasma proteins (immunoglobulin, albumin and alpha-1 antitrypsin) and the favorable price impact in some markets offset the decline in factor VIII sales.

The euro-dollar exchange rate exerted a negative effect on the division’s overall performance, resulting in a 4% decline compared to the same period last year.

Sales of immunoglobulin were the primary drivers of growth during this period. Demand for this plasma protein continues to grow, especially in the U.S. and European Union countries.

Grifols is the global leader in immunoglobulin sales. It boasts a solid position in the treatment of primary immunodeficiencies (PIDD) and leads the neurology area to treat diseases such as chronic inflammatory demyelinating polyneuropathy (CIDP).

Sales of alpha-1 antitrypsin grew significantly in the U.S. and European countries as a result of higher rates of diagnosis.

Grifols maintains its leadership position in alpha-1 antitrypsin sales and expanded its product portfolio. The new liquid alpha-1 formulation (Prolastin®-C Liquid) was approved by the U.S. Food and Drug Administration (FDA) and is scheduled for launch in the second half of 2018. This new formulation, along with the new FDA-approved genetic diagnostic test developed by the Diagnostic Division, will contribute to improving the diagnosis and treatment of alpha-1 antitrypsin deficiency.

Albumin sales notably increased, especially in China, the U.S. and European countries.

Plasma-derived Factor VIII sales followed the same trend as the first quarter of 2018. Demand has dropped significantly as a result of declining use to treat patients with inhibitors in immune tolerance induction (ITI) therapy.

Despite this downturn, the company continues to advocate plasma-derived factor VIII as the best treatment option to eradicate inhibitors, which affect an estimated 35%(3) of hemophilia A patients. On the other hand, Grifols continues to reinforce its position to treat previously untreated patients (PUPs) with severe hemophilia A, especially in the United States.

Grifols remains committed to expanding its line of specialty proteins, which allow the company to build a differential product portfolio for patients, as well as optimize production capacity and raw materials costs.

In the hyperimmunoglobulins segment, Grifols expanded its product portfolio with the development of two new formulations: intramuscular immunoglobulin (GamaSTAN®) to treat patients exposed with the hepatitis A virus and measles, scheduled to launch in the second half of the year; and anti-rabies immunoglobulin (HyperRAB®), introduced last May in the U.S. to treat patients for rabies exposure. Both earned FDA approval in the first half of 2018.

(3)  Source: Oldengurg J, et al. Haematologica 2015; 100(2):149-156

3

•                  Diagnostic Division: continuous innovation leads to a broader product portfolio, with 5 new FDA-approved products

Diagnostic Division revenues reached EUR 339.4 million, representing a 2.2%(2) cc increase and a 7.0% decline taking into account exchange rate variations.

Transfusion medicine continues to be the main driver of growth. Sales of NAT technology for plasma and blood donation screening (Procleix® NAT Solutions) remained robust.

The company continues its efforts to enhance its product portfolio with the development of new reagents. In the second quarter of the year, the FDA approved two new Procleix® Panther diagnostic tests, one that simultaneously detects two types of the human immunodeficiency virus (HIV-1 and HIV-2) and hepatitis B and C, and another that detects the West Nile virus. The market launch is scheduled for the second half of 2018.

Sales of the division’s blood typing line rose significantly, especially analyzers (Wadiana®, Erytra® and Erytra Eflexys®) and reagents (DG-Gel® cards). A solid sales strategy in the U.S. and Europe fueled this strong performance. A year following its launch in Europe, Middle East and Africa more than 100 units of Erytra Eflexys® have been sold in the region of which 60% are conversions from competitors.

The company began marketing its new line of conventional antisera in the U.S., used to determine blood types and carry out manual pre-transfusion blood compatibility tests, after earning FDA approval in the second quarter of 2018. This FDA approval marks an important milestone since it allows the division to expand and complement its blood-typing product portfolio.

In addition to the positive strides in transfusion medicine, Grifols fortified its position in specialty diagnostics after earning new approvals that widen its product portfolio. In the first half of 2018, the FDA approved two new diagnostic tests to detect autoimmune diseases. These diagnostics utilize the HELIOS system developed by Aesku and distributed by Grifols.

Moreover, in May 2018, Grifols’ Immunohematology Center in San Marcos, Texas (U.S.) enhanced its catalogue of transfusion tests with a blood compatibility test used for certain cases for multiple myeloma patients.

•                  Hospital Division: global expansion boosts growth by more than 20% cc

The Hospital Division increased its revenues by 20.7%(2) cc (16.1%) to EUR 58.7 million. The division reported higher sales in all of its business lines, most notably IV solutions following the distribution of Grifols’ physiological saline solution in the U.S., as well as their usage in Grifols’ network of plasma donation centers to restore circulatory volume. This will increase the vertical integration of the process and its quality and regular supply. Grifols’ IV solutions are manufactured in the Murcia (Spain) plant.

Sales of the Pharmatech line, comprised by hospital pharmacy solutions and reinforced with the acquisition of MedKeeper, grew considerably in the U.S. and in certain Latin American markets. Regulatory changes in hospital pharmacy and compounding operations in the U.S. represent a significant market opportunity for Grifols, a recognized supplier of integrated solutions that enhance the efficiency and control of hospital pharmacy services.

•                  Bio Supplies Division

This division focuses mainly on sales of biological products for non-therapeutic uses and overseeing manufacturing agreements with Kedrion, which led to an increase in sales to EUR 40.1 million compared to EUR 32.1 million reported in the same period in 2017.

4

First half 2018 net revenue by division and region:

		% of Net		% of Net
In thousands of euros	1H 2018	Revenues	1H 2017**	Revenues	% Var	% Var cc*
BIOSCIENCE	1,689,875	79.7%	1,759,852	80.3%	(4.0)%	6.6%
DIAGNOSTIC	339,432	16.0%	365,014	16.6%	(7.0)%	2.2%
HOSPITAL	58,734	2.8%	50,610	2.3%	16.1%	20.7%
BIO SUPPLIES	40,124	1.9%	32,073	1.5%	25.1%	40.9%
OTHERS	11,578	0.5%	1,606	0.1%	620.9%	701.8%
INTERSEGMENTOS	(19,625)	(0.9)%	(16,708)	(0.8)%	17.5%	31.1%
TOTAL	2,120,118	100.0%	2,192,447	100.0%	(3.3)%	7.1%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

		% of Net		% of Net
In thousands of euros	1H 2018	Revenues	1H 2017	Revenues	% Var	% Var cc*
US + CANADA	1,412,542	66.6%	1,494,131	68.2%	(5.5)%	7.0%
EU	369,207	17.4%	338,288	15.4%	9.1%	9.5%
ROW	338,369	16.0%	360,028	16.4%	(6.0)%	5.1%
TOTAL	2,120,118	100.0%	2,192,447	100.0%	(3.3)%	7.1%

* Constant currency (cc) excludes the impact of exchange rate movements

SECOND QUARTER 2018

•                  Operating growth in Grifols’ main divisions and geographic regions

Grifols’ revenues reached EUR 1,097.1 million in the second quarter of 2018, a 6.7%(2) cc increase and 3.0% decline taking into account exchange rate variations. Sales grew in the main divisions and all regions where the company operates. Sales in the principal European Union markets (+8.0% cc and +7.7%), as well as in the U.S. and Canada (+7.3% cc and -4.3%) were especially strong.

The Bioscience Division led overall sales, with a 7.4%(2) cc increase in revenues to EUR 882.3 million. Of note was the continued solid demand for immunoglobulin and alpha-1 antitrypsin in the U.S. and European countries, and higher sales of albumin in China, the U.S. and European countries.

Revenue growth of the Diagnostic Division moderated in the second quarter of 2018, reaching EUR 174.5 million. The division’s sales were led by growth in NAT technology systems and blood typing solutions.

The Hospital Division grew by 23.0%(2) cc (17.6%) to EUR 31.4 million, proof of its solid internationalization strategy and clear focus on the U.S. market.

5

Second quarter 2018 net revenues by division and region:

		% of Net		% of Net
In thousands of euros	2Q 2018	Revenues	2Q 2017**	Revenues	% Var	% Var cc*
BIOSCIENCE	882,334	80.4%	906,213	80.1%	(2.6)%	7.4%
DIAGNOSTIC	174,501	15.9%	189,880	16.8%	(8.1)%	0.5%
HOSPITAL	31,419	2.9%	26,709	2.4%	17.6%	23.0%
BIO SUPPLIES	13,968	1.3%	17,671	1.6%	(21.0)%	(12.1)%
OTHERS	7,133	0.7%	1,573	0.1%	353.5%	400.5%
INTERSEGMENTS	(12,249)	(1.2)%	(11,279)	(1.0)%	8.6%	20.7%
TOTAL	1,097,106	100.0%	1,130,767	100.0%	(3.0)%	6.7%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

		% of Net		% of Net
In thousands of euros	2Q 2018	Revenues	2Q 2017	Revenues	% Var	% Var cc*
US + CANADA	732,929	66.8%	765,561	67.7%	(4.3)%	7.3%
EU	190,103	17.3%	176,541	15.6%	7.7%	8.0%
ROW	174,074	15.9%	188,665	16.7%	(7.7)%	3.1%
TOTAL	1,097,106	100.0%	1,130,767	100.0%	(3.0)%	6.7%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: ACQUISITIONS, CAPEX AND R+D+i

•                  Haema acquisition

In alignment with Grifols’ corporate strategy to expand and diversify its access to plasma, the company announced the acquisition of 100% share capital of Haema, the leading independent network of donation centers in Germany and largest transfusion service in the country. After fulfilling the conditions set for the transaction, Grifols acquired the firm for EUR 220 million.

The transaction includes the Haema business; 35 donation centers in nine states and three more under construction; a 24,000-square-meter building in Leipzig (Germany), home to the company’s headquarters; and a main laboratory in Berlin (Germany). Haema collected approximately 800,000 liters of plasma in 2017.

•                  Agreement with Boya Bio-Pharmaceutical

Grifols has entered into an agreement with Boya Bio-Pharmaceutical, a leading Chinese producer of plasma-derived medicines, to build and manage plasma donation centers in China.

The project investment totals EUR 50 million and Grifols will control 50% of the political and economic rights.

The plasma donation centers will be built and managed in adherence to the guidelines established by the China’s National Health and Family Planning Commission, the FDA and the, European Medicines Agency (EMA), among others. Grifols will bring its experience and know-how to ensure that the construction and management of the centers meet the same high standards of quality as the rest of its global network.

6

In accordance with current Chinese legislation, the plasma collected in these centers will be supplied to Boya Bio-Pharmaceutical, although Grifols reserves the right to access up to 50% of the total volume when the applicable legislation allows.

•                  Capital Investments (CAPEX)

Grifols invested EUR 102.1 million over the first six months of the year as part of its on-going efforts to enhance and expand the production facilities of its four divisions. Capital investments progress as outlined in the 2016-2020 Capital Investment Plan, endowed with EUR 1,200 million to guarantee the company’s long-term sustainable growth.

•                  More than EUR 140 million in R+D+i investments in the first half

The company allocated EUR 141.3 million for R+D+i activities in the first half of 2018, taking into account net internal and external investments. This figure represents a 9.3% increase compared to the same period last year.

In terms of clinical trials, Grifols continues to research the potential benefits of albumin in the treatment of cirrhosis. Also of note is the completion of the AMBAR (Alzheimer Management By Albumin Replacement) phase IIb/III clinical trial for the treatment of Alzheimer’s disease. The company plans to publish AMBAR’s results in the fourth quarter of 2018.

CORPORATE RESPONSIBILITY

•                  Talent: greater job creation, training and professional development

The Grifols’ team grew to 18,664 employees over the first half of the year, a 2% increase compared to the same period in 2017. For administrative purposes, these figures do not include the approx. 1,100 Haema employees who now form part of Grifols following the acquisition agreement. The most significant growth was in Spain, where Grifols’ expanded its workforce by 4.2% to 3,798 people. The talent pool grew in North America grew by 1.4% to 13,861 employees and by 2.6% in ROW (rest of the world) to 1,005 employees.

The average seniority of Grifols’ personnel is 5.9 years and the average age is 37.8; more than 58% of employees are younger than 40. In terms of gender, women make up 58% of the workforce, while men comprise 42%.

Grifols continues its efforts to attract and retain talent. Occupational health and safety, and continuous training and development were the main areas of focus for the first half of 2018. Training and development initiatives centered on technical training programs, onboarding initiatives for new employees, performance reviews and leadership development.

Safety initiatives included a behavior-based management program that aims to interweave safety issues organization-wide, as the company works toward standardizing safety and health programs throughout the group.

•                  Environmental management

Environmental management is one of the main pillars of the group’s corporate responsibility actions.

Grifols continues to make significant progress on its 2017-2019 Environmental Plan, whose principal objectives include reducing the consumption of electricity, natural gas and water, in addition to improving waste management and recovery.

In the first half of 2018, external audits based on the ISO 14001 standard were carried out in the Diagnostic Division’s facilities in Emeryville, California (U.S.) with satisfactory results. More than 75% of Grifols’ production plants are ISO-14001-certified. In addition, the plants in Spain and the United States have adopted the new 2015 version of this international environmental management standard.

7

Worth highlighting are two recent environmental accolades awarded to Grifols’ manufacturing complex in Clayton, North Carolina (U.S.). These facilities earned the highest distinction possible in the Environmental Stewardship Initiative, which promotes the development and implementation of innovative solutions that reduce the impact on the environment beyond mere legal compliance. The Clayton complex’s office building also became the first in Johnston County to receive the Leadership in Energy and Environmental Design (LEED) in the Silver category for its socially responsible design.

•                  Transparency: Grifols voluntarily discloses transfers of value to health professionals and healthcare organizations

In 2015, Grifols voluntarily adopted the Code of Conduct on Industry Interactions with Healthcare Professionals and Healthcare Organizations of the European Federation of Pharmaceutical Industries and Associations (EFPIA) in alignment with its commitment to transparency. For the third consecutive year, the company disclosed all payments and other transfers of value to health professionals and health sector organizations in 33 European countries, including Spain.

In Europe, Grifols’ transfer of value totaled EUR 11.7 million in 2017, compared to EUR 11.8 million in 2016. The group’s R+D+i activities in Spain accounted for 60% of total transfers of value in Europe.

Although EFPIA applies to medicines, Grifols voluntarily expanded its scope to include transfers unrelated to medications and those made by its three main divisions. Grifols applies this policy of transparency in the United States as stipulated by the regulatory body (Centers for Medicaid and Medicare Services, or CMS).

•                  Committed to patients: more than 25 million international units of clotting factors donated to the World Federation of Hemophilia (WFH)

Grifols has collaborated with the World Federation of Hemophilia (WFH) for more than a decade, supporting its efforts to improve access to treatment for bleeding disorders around the world.

The donation forms part of Grifols’ 2014 commitment to donate at least 200M IU of factor VIII to the WFH Humanitarian Aid Program over a span of eight years. To date, this initiative has improved access to care and treatment for patients with bleeding disorders in 47 developing countries.

•                  Investor and Analyst annual meeting

The company hosted its annual investor and analyst meeting in Barcelona in June 2018. Grifols executives summarized results of the different divisions and outlined the group’s capex plans, primary research projects and financial performance.

•                  Grifols included in the FTSE4Good index

Grifols was selected for inclusion in the FTSE4Good sustainability index, specifically, the FTSE4Good Global, FTSE4Good Europe and FTSE4Good Ibex indices.

The sustainability indices or ESG indices rate companies on their environmental, social and corporate governance (ESG) performance, in addition to their financial indicators.

Risks

At 30 June 2018 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2017.

8

ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION

Net Revenues by division reported at constant currency for the first half of 2018:

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED NET REVENUES	2,120,118	2,192,447	(3.3)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	226,960
NET REVENUES AT CONSTANT CURRENCY	2,347,078	2,192,447	7.1%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED BIOSCIENCE NET REVENUES	1,689,875	1,759,852	(4.0)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	186,834
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	1,876,709	1,759,852	6.6%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED DIAGNOSTIC NET REVENUES	339,432	365,014	(7.0)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	33,686
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	373,118	365,014	2.2%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED HOSPITAL NET REVENUES	58,734	50,610	16.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	2,350
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	61,084	50,610	20.7%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED BIO SUPPLIES NET REVENUES	40,124	32,073	25.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	5,059
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	45,183	32,073	40.9%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED OTHERS NET REVENUES	11,578	1,606	620.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,300
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	12,878	1,606	701.8%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED INTERSEGMENTS NET REVENUES	(19,625)	(16,708)	17.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(2,272)
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	(21,897)	(16,708)	31.1%

9

Net Revenues by region reported at constant currency for the first half of 2018:

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED U.S. + CANADA NET REVENUES	1,412,542	1,494,131	(5.5)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	185,881
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	1,598,423	1,494,131	7.0%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED EU NET REVENUES	369,207	338,288	9.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,177
EU NET REVENUES AT CONSTANT CURRENCY	370,384	338,288	9.5%

In thousands of euros	1H 2018	1H 2017	% Var
REPORTED ROW NET REVENUES	338,369	360,028	(6.0)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	39,902
ROW NET REVENUES AT CONSTANT CURRENCY	378,271	360,028	(5.1)%

10

Reconciliation of other figures for the first half of 2018:

In millions of euros	1H 2018	1H 2017	% Var
R&D RECURRENT EXPENSES IN P&L	112,247	121,575
R&D CAPITALIZED	28,705	10,892
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(9,568)	(7,062)
R&D CAPEX FIXED ASSETS	1,727	1,519
R&D EXTERNAL	8,196	2,355
R&D NET INVESTMENT	141,307	129,279	9.3%

In thousands of euros	1H 2018	1H 2017	% Var
PP&E ADDITIONS	97,795	130,993
SOFTWARE ADDITIONS	8,252	9,706
INTEREST CAPITALIZED	(3,972)	(5,429)
CAPEX	102,075	135,270	(24.5)%

In millions of euros except ratio	1H 2018		1H 2017
NET FINANCIAL DEBT	5,560.3		5,440.5
EBITDA ADJUSTED 12M (1)	1,255.9		1,326.0
NET LEVERAGE RATIO	4.43	x	4.10	x

(1) EBITDA 12M (last 12 months) as of 1H 2017 is proforma including Q3 and Q4 2016 Hologic NAT share unit acquisition

In thousands of euros	1H 2018	1H 2017	% Var
EBIT	506,242	537,837
D&A	107,958	106,549
EBITDA	614,200	644,386	(4.7)%
% NR	29.0%	29.4%

In thousands of euros	1H 2018	1H 2017	% Var
EBITDA	614,200	644,386	(4.7)%
Non-Recurring Items and associated with recent acquisitions	—	19,486
EBITDA ADJUSTED	614,200	663,872	(7.5)%
% NR	29.0%	30.3%

11

Group Adjusted Net Profit Reconciliation for the first half of 2018:

In millions of euros	1H 2018	1H 2017	% Var
REPORTED GROUP PROFIT	319.0	277.9	14.8%
% NR	15.0%	12.7%
Amortization of deferred financial expenses	27.1	33.5	(19.1)%
Amortization of intangible assets acquired in business combinations	19.0	18.7	1.7%
Non-recurring items and associated with recent acquisitions	—	19.5
Tax impacts of amortization adjustments	(9.2)	(19.4)	(52.5)%
ADJUSTED(1) GROUP NET PROFIT	355.9	330.2	7.8%
% NR	16.8%	15.1%

(1) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

12

Net Revenues by division reported at constant currency for the second quarter of 2018:

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED NET REVENUES	1,097,106	1,130,767	(3.0)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	109,804
NET REVENUES AT CONSTANT CURRENCY	1,206,910	1,130,767	6.7%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED BIOSCIENCE NET REVENUES	882,334	906,213	(2.6)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	91,023
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	973,357	906,213	7.4%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED DIAGNOSTIC NET REVENUES	174,501	189,880	(8.1)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	16,409
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	190,910	189,880	0.5%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED HOSPITAL NET REVENUES	31,419	26,709	17.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,428
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	32,847	26,709	23.0%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED BIO SUPPLIES NET REVENUES	13,968	17,671	(21.0)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,571
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	15,539	17,671	(12.1)%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED OTHERS NET REVENUES	7,133	1,573	353.5%
VARIATION DUE TO EXCHANGE RATE EFFECTS	739
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	7,872	1,573	400.4%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED INTERSEGMENTS NET REVENUES	(12,249)	(11,279)	8.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(1,366)
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	(13,615)	(11,279)	20.7%

13

Net Revenues by region reported at constant currency for the second quarter of 2018:

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED U.S. + CANADA NET REVENUES	732,929	765,561	(4.3)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	88,808
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	821,737	765,561	7.3%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED EU NET REVENUES	190,103	176,541	7.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	577
EU NET REVENUES AT CONSTANT CURRENCY	190,680	176,541	8.0%

In thousands of euros	2Q 2018	2Q 2017	% Var
REPORTED ROW NET REVENUES	174,074	188,665	(7.7)%
VARIATION DUE TO EXCHANGE RATE EFFECTS	20,419
ROW NET REVENUES AT CONSTANT CURRENCY	194,493	188,665	3.1%

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 27, 2018